     As filed with the Securities and Exchange Commission on August 22, 1997
                                              Registration Statement No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM S-3
                             ----------------------

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                      SECURITY DYNAMICS TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ----------------------

            DELAWARE                                   04-2916506
  (State or Other Jurisdiction           (I.R.S. Employer Identification Number)
of Incorporation or Organization)

                                 20 CROSBY DRIVE
                          BEDFORD, MASSACHUSETTS 01730
                        (Address, including zip code, and
                     telephone number, including area code,
                            of registrant's principal
                               executive offices)
                             ----------------------

                             CHARLES R. STUCKEY, JR.
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      SECURITY DYNAMICS TECHNOLOGIES, INC.
                                 20 CROSBY DRIVE
                          BEDFORD, MASSACHUSETTS 01730
                                 (617) 687-7000
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    COPY TO:

                             HAL J. LEIBOWITZ, ESQ.
                                HALE AND DORR LLP
                                 60 STATE STREET
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 526-6000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE HEREOF.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________.

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

                                                                  Proposed          Proposed
          Title of Shares                         Amount           Maximum           Maximum
          to be Registered                         to be        Offering Price      Aggregate            Amount of
                                                 Registered      Per Share(1)    Offering Price(1)    Registration Fee
Common Stock, $.01 par value per share .....    396,387 shares     $36.875        $14,616,770.63          $4,429.33

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low sales prices of the Common Stock on the Nasdaq National Market on August 18, 1997.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

                                                           Subject to Completion
                                                                 August 22, 1997

PROSPECTUS

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                                 396,387 Shares


                      SECURITY DYNAMICS TECHNOLOGIES, INC.

                                  Common Stock


         The 396,387 shares of common stock, $.01 par value per share (the "Common Stock"), of Security Dynamics Technologies, Inc. ("SDI" or the "Company") covered by this Prospectus are issued and outstanding shares which may be offered and sold, from time to time, by or on behalf of Peter C. Loux, Khris Loux and The Peter C. Loux Charitable Remainder Unitrust, stockholders of the Company (the "Selling Stockholders"). The shares of Common Stock covered by this Prospectus (the "Shares") were issued to the Selling Stockholders on July 15, 1997 in connection with the acquisition by the Company of DynaSoft AB ("DynaSoft"). Pursuant to the terms of a Registration Rights Agreement between the Company and the Selling Stockholders, the Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"), and to use its best efforts to cause the Registration Statement of which the Prospectus constitutes a part to be declared and remain effective until the earlier of (i) such time as all of the Shares have been sold by the Selling Stockholders, or (ii) July 15, 1998. The Selling Stockholders have advised the Company that they propose to sell, from time to time, all or part of the Shares covered by this Prospectus on the Nasdaq National Market, in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. See "Plan of Distribution."

         Each of the Selling Stockholders has agreed with the Company not to sell, exchange, transfer, distribute, pledge, dispose of or enter into any transaction to reduce the risk of loss (by short sale or otherwise) or any transaction which would result in a direct or indirect disposition of the Shares until such time as the Company has published (within the meaning of Accounting Series Release Nos. 130 and 135 published by the Securities and Exchange Commission (the "Commission")) financial results for the Company's quarter ending September 30, 1997 (the "Holding Period"). Notwithstanding the foregoing, prior to the expiration of the Holding Period, the Selling Stockholders are permitted to sell, exchange, transfer, pledge, distribute or otherwise dispose of, or reduce interest in or risk relating to, an amount of the Shares which does not exceed in the aggregate, together with any shares of Common Stock disposed of during such period by any other former stockholders of DynaSoft who agreed to comparable share restrictions, the de minimis amount permitted by the Commission in its rules relating to pooling-of-interest accounting treatment, subject to the advance concurrence of the Company, DynaSoft and the independent auditors of the Company. See "Plan of Distribution."

         The Company will not receive any of the proceeds from the sale of Shares covered by this Prospectus. The Company will bear all expenses incurred in effecting the registration of such Shares, including all registration and filing fees, "blue sky" fees, printing expenses and all legal fees of one counsel to the Selling Stockholders, but excluding underwriting discounts and selling commissions, if any, applicable to the sale of the Shares. The Company and the Selling Stockholders have agreed to certain indemnification arrangements with respect to the Shares offered hereby. See "Plan of Distribution."

         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SDTI." On August 21, 1997, the closing sale price of the Common Stock on the Nasdaq National Market was $39.00 per share.


                 THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE
                OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is ___________, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents through the Commission's Electronic Data Gathering, Analysis and Retrieval system (EDGAR). The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission at prescribed rates.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference:

                  (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

                  (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

                  (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

                  (iv) The Company's Current Report on Form 8-K, dated July 15, 1997, including the amendments thereto on Form 8-K/A filed with the Commission on July 31, 1997 and August 4, 1997; and

                  (v) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, as filed with the Commission on November 15, 1994.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: Security Dynamics Technologies, Inc., 20 Crosby Drive, Bedford, Massachusetts 01730, Attention: Investor Relations, telephone: (617) 687-7000.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

         Certain statements in this Prospectus and in the documents incorporated herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements. These factors include those set forth in "Risk Factors" herein.

                                  RISK FACTORS

         This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those indicated by such forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

         Dependence on Principal Products. The Company currently derives substantially all of its revenue from sales of its computer and network security products, the licensing of encryption security software components ("encryption engines") and the provision of related services, and existing and new versions of such products are expected to continue to represent a high percentage of the Company's revenue for the foreseeable future. As a result, any factor adversely affecting sales of these products and services, or any factor impeding or delaying the Company's ability to diversify its product offerings to lessen its dependency on those products, would have a material adverse effect on the Company's financial condition and results of operations.

         Risks Associated with Computer and Network Security Market. The rapid development of enterprise-wide and remote computing as well as increased use of the Internet, intranets and extranets has enhanced the ability of users to access proprietary information and resources and has in recent years increased demand for computer and network security products. Declines in demand for the Company's products, whether as a result of competition, technological change, the public's perception of the need for security products, developments in the hardware and software environments in which these products operate, general economic conditions or other factors, could have a material adverse effect on the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         A well-publicized actual or perceived breach of network or computer security could trigger a heightened awareness of computer abuse, resulting in an increased demand for security products such as those offered by the Company. Similarly, an actual or perceived breach of network or computer security at one of the Company's customers, regardless of whether such breach is attributable to the Company's products, could adversely affect the market's perception of the Company and the Company's financial condition or results of operations. In addition, although the effectiveness of the Company's identification and authentication products is not dependent upon the secrecy of its proprietary algorithm, the public disclosure or "breaking" of this algorithm could result in a perception of breached security which could have an adverse effect on the Company's financial condition or results of operations.

         In February 1997, the Company announced its Enterprise Security Services ("ESS"), an initiative designed to deliver enterprise-wide security solutions to businesses. As part of ESS, the Company intends to introduce products and form partnerships that will enable delivery of security services such as certificate management, key management and privilege management. There can be no assurance, however, that the certificate management and key management technologies under consideration by the Company will be adopted by the marketplace, that the Company will find appropriate partners for developing and marketing its products or that the Company will successfully market any products developed as part of ESS.

         Technological Change and New Products. The market for security products, especially in the Internet, intranet and extranet markets, is characterized by rapidly changing technology, emerging and evolving industry standards, new product introductions, relatively short product life cycles and rapid and constant changes in customer requirements and preferences. To the extent that specific methods other than those employed by the Company are adopted as standards for implementing network and computer security, sales of the Company's existing and planned products in those market segments may be adversely impacted, which could have a material adverse effect on the Company's financial condition or results of operations. The Company's future success will depend in part upon its customers' and end users' demand for electronic security products and upon the Company's ability, on a timely and cost-effective basis, to enhance its existing products and to introduce new products with features that meet changing customer requirements and with competitive prices. There can be no assurance that the Company will be successful in doing so. Delays in product enhancement and development or the failure of the Company's new products or enhancements to gain market acceptance would have a material adverse effect on the Company's financial condition and results of operations. Despite testing, new products may be affected by quality, reliability or security failure problems, which could result in returns, delays in collecting accounts receivable, unexpected service or warranty expenses, reduced orders and a decline in the Company's competitive position.

         Software products may also contain undetected errors or bugs when first introduced or as new versions are released, and software products or media may contain undetected viruses. Errors or bugs may also be present in software licensed by the Company from third parties and incorporated into the Company's products. Errors, bugs or viruses may result in loss of or delay in market acceptance, recalls of hardware products incorporating the software or loss of data. Delays or difficulties associated with new product introductions or product enhancements could have a material adverse effect on the Company's financial condition or results of operations.

         Risks Relating to Cryptographic Technology. Any significant advance in techniques for attacking cryptographic systems could render some or all of the existing products of RSA Data Security, Inc., a wholly owned subsidiary of SDI ("RSA"), obsolete or unmarketable. RSA's cryptographic systems depend in part on the application of certain mathematical principles. The security afforded by RSA's encryption products is predicated on the assumption that the "factoring" of the composite of large prime numbers is difficult. Should an "easy factoring method" be developed, then the security afforded by RSA's encryption products would be reduced or eliminated. There can be no assurance that such a development will not occur. Moreover, even if no breakthroughs in factoring are discovered, factoring problems can theoretically be solved by a computer system significantly faster and more powerful than those presently available. If such improved techniques for attacking cryptographic systems are ever developed, it could have a material adverse impact on the Company's business or results of operations.

         Management of Growth. The Company is currently experiencing a period of rapid growth that could place a significant strain on its management and other resources. A component of the Company's business strategy is to seek the acquisition of businesses, products and technologies that complement or augment the Company's existing businesses, products and technologies. Acquisitions are difficult to identify and complete for a number of reasons, including competition for prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financings, may result in dilution to the Company's stockholders. There can be no assurance that the Company will be able to operate acquired businesses profitably or otherwise implement its growth strategy successfully. The Company's ability to manage its growth and integrate any newly acquired entities will require it to continue to improve its operational, financial and management information systems, and to motivate and effectively manage its employees. If the Company's management is unable to manage growth effectively, the quality of the Company's products, its ability to identify, hire and retain key personnel and its results of operations could be materially and adversely affected.

         Challenges of DynaSoft Integration. On July 15, 1997, the Company acquired DynaSoft, a leading provider of security solutions for protecting access to corporate information and applications. Achieving the anticipated benefits of the DynaSoft acquisition will depend in part upon whether the integration of DynaSoft's business is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The successful combination of companies in a rapidly changing high technology industry may be more difficult to accomplish than in other industries. The combination of the two companies will require, among other things, integration of the companies' respective product offerings and coordination of their sales and marketing and research and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The integration of certain operations following the acquisition will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business and results of operations of the Company.

         The Company currently expects to incur expenses of approximately $8.5 million during the third quarter of 1997, the quarter in which the acquisition of DynaSoft was consummated, to reflect direct transaction costs, primarily for investment banking, legal and accounting fees, and costs associated with combining the two companies. This amount is a preliminary estimate and is therefore subject to change. Additional unanticipated expenses may be incurred relating to the integration of the businesses of the Company and DynaSoft, including the integration of certain product lines and distribution and administrative functions.

         Potential Fluctuations in Quarterly Performance; Seasonality. The Company's quarterly operating results may vary significantly depending on a number of factors, including the timing of the introduction or enhancement of products by the Company or its competitors, the sizes, timing and shipment of individual orders, market acceptance of new products, seasonality of revenue, customer order deferrals in anticipation of new products, changes in the Company's operating expenses, personnel changes, foreign currency exchange rates, mix of products sold, changes in product pricing, development of the Company's direct and indirect distribution channels and general economic conditions. There can be no assurance that the Company will be able to grow or sustain its profitability on a quarterly basis. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are fixed, a small variation in the time of recognition of revenue can cause significant variations in operating results from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results."

         The Company has experienced, and may experience in the future, significant seasonality in its business, and the Company's financial condition or results of operations may be affected by such trends in the future. Revenue has historically increased at higher rates in the last quarter of the year and at lower rates in the next succeeding quarter. The Company believes that revenue tends to increase at higher rates in the last quarter due to the Company's quota-based compensation plans, year-end budgetary pressures on the Company's customers and the tendency of certain of the Company's customers to implement changes in computer or network security prior to the end of the calendar year. In addition, revenue tends to be lower in the summer months, particularly in Europe, when businesses defer purchase decisions.

         Dependence on Proprietary Technology. The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical measures to protect its proprietary technology. The Company enters into confidentiality and/or license agreements with all of its employees, distributors and strategic partners as well as with its customers and potential customers seeking proprietary information, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third-party development of its technology.

         The Company's 15 issued United States patents expire at various dates ranging from 2005 to 2016. Upon expiration of the Company's patents, competitors may develop and sell products based on technologies similar or equivalent to those currently covered by the Company's patents. A patent developed at the Massachusetts Institute of Technology ("MIT") (U.S. Patent No. 4,405,892) and licensed to RSA (the "RSA/MIT Patent"), the claims of which cover significant elements of RSA's products, will expire on September 20, 2000, which may enable competitors to thereafter market competing products which previously would have infringed the RSA/MIT Patent. In addition, two U.S. Patents (U.S. Patent Nos. 4,200,770 and 4,218,582) covering encryption technology developed by Stanford University (the "Stanford Patents"), which have been licensed to RSA, expire in 1997. After expiration of the Stanford Patents, competitors may develop and sell products based on technologies covered by such patents, including products that may become substitutes for products covered by the RSA/MIT Patent, thereby adversely impacting sales of RSA's products. There can be no assurance that any patent owned or held by the Company will not be invalidated, circumvented, challenged or terminated, that any of the Company's pending or future patent applications will be within the scope of claims sought by the Company, if at all, or that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from developing products with features similar to the Company's products. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or duplicate the Company's technology. In addition, the laws of certain countries in which the Company's products are or may be developed or sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The inability of the Company to protect its intellectual property adequately could have a material adverse effect on its financial condition and results of operations.

         The Company has from time to time received correspondence alleging that its products may infringe patents held by third parties. The Company is not presently aware of any claims that its products infringe third-party rights, and the Company believes that its products and other proprietary rights do not infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future. The encryption industry is highly litigious, and RSA is and has been involved in litigation relating to its intellectual property rights and those of its competitors. Any litigation, whether or not resolved in favor of the Company, could result in significant expense to the Company and could divert management and other resources. In the event of an adverse ruling in any litigation involving intellectual property, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology and may suffer significant monetary damages, which could include treble damages. There can be no assurance that under such circumstances a license would be available to the Company on reasonable terms or at all. In the event of a successful claim against the Company and the Company's failure to develop or license a substitute technology on commercially reasonable terms, the Company's financial condition and results of operations would be materially adversely affected.

         Dependence on Suppliers and Third-Party Manufacturers. Although the Company generally uses standard parts and components for its products, certain components are currently available only from a single source or from limited sources. For example, the microprocessor chips contained in the Company's SecurID tokens are currently purchased only from Sanyo Electric Co., Ltd., a Japanese computer chip manufacturer, and the lithium batteries contained in the Company's SecurID tokens are purchased from one supplier located in the United States, Gould Electronics. The inability to obtain sufficient manufactured goods or sole or limited source components as required, or to obtain or develop alternative sources at competitive prices and quality if and as required in the future, could result in delays in product shipments or increase the Company's material costs, either of which would adversely affect the Company's financial condition or results of operations.

         The relational database management software contained in SDI's ACE/Server software is licensed by SDI from Progress Software Corporation ("Progress Software"). SDI relies on Progress Software for ongoing maintenance and support for such licensed software.

         Need to Establish and Maintain Strategic Relationships. A significant business strategy of the Company is to enter into strategic marketing alliances or other similar collaborative relationships. There can be no assurance that the Company's existing strategic relationships will be commercially successful, that the Company will be able to negotiate additional strategic relationships, that such additional relationships will be available to the Company on acceptable terms or that any such relationships, if established, will be commercially successful. In addition, there can be no assurance that parties with whom the Company has established strategic relationships will not pursue alternative technologies or develop alternative products in addition to or in lieu of the Company's products either on their own or in collaboration with others, including the Company's competitors. The Company's financial condition or results of operations may also be affected by the success of its collaborators in marketing any successfully developed products.

         Competition. The market for computer and network security products is highly competitive and subject to rapid change. The Company believes that the principal competitive factors affecting the market for computer and network security products include technical features, ease of use, quality/reliability, level of security, customer service and support, distribution channels and price. The Company's competitors include organizations that provide computer and network security products based upon approaches similar to and different from those employed by the Company. There can be no assurance that the market for computer and network security products will not ultimately be dominated by approaches other than the approach marketed by the Company.

         Many of the Company's potential competitors have significantly greater financial, marketing, technical and other competitive resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. Competition could increase if new companies enter the market or if existing competitors expand their product lines. Any reduction in gross margins resulting from competitive factors could have a material adverse effect on the Company's financial condition or results of operations. Although the Company believes it has certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by the Company in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to maintain such competitive advantages. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom the Company has strategic relationships, to increase the ability of their products to address the security needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, the financial condition and results of operations of the Company would be materially adversely affected.

         Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company believes that its future success will depend in part on its ability to attract, motivate and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating and retaining key personnel.

         Risks Associated with International Sales. Sales outside the United States accounted for approximately 27.3%, 24.2%, 28.9% and 31.5% of the Company's revenue in the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively. While the Company believes its current products are designed to meet the regulatory standards of foreign markets, any inability to obtain foreign regulatory approvals on a timely basis could have an adverse effect on the Company's financial condition or results of operations. In addition, the company's international business may be subject to a variety of risks, including delays in establishing international distribution channels, difficulties in collecting international accounts receivable, and increased costs associated with maintaining international marketing efforts. The Company's direct sales in Canada, the United Kingdom, France, Germany, Norway, Sweden and Japan are denominated in the local currency, and the Company is subject to the risks associated with fluctuations in currency exchange rates. A decrease in the value of any of these foreign currencies relative to the U.S. dollar could affect the profitability in U.S. dollars of the Company's products sold in these markets. In addition, the Company is subject to the usual risks of doing business abroad, including increases in duty rates, the introduction of non-tariff barriers and difficulties in enforcement of intellectual property rights.

         Export Controls. Although all of the Company's products are subject to export controls under United States law and possible foreign government restrictions, the Company believes it has obtained necessary export approvals for the export of its products. There can be no assurance, however, that the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, will not be revised from time to time. The inability of the Company to obtain required approvals under these regulations could adversely affect the ability of the Company to make international sales.

         Exports of RSA's encryption products, or third-party products bundled with the encryption technology of RSA, are expected to continue to be restricted by the United States and various foreign governments. All cryptographic products need export licenses from either the U.S. State Department, acting under the authority of the International Traffic in Arms Regulation, or the United States Department of Commerce, acting under the authority of the Export Administration Regulations. Regulations issued by these departments define cryptographic devices, including software, as both defense articles and dual-use commodities. The United States government generally limits the export of software with encryption capabilities to mass marketed software with limited key sizes, which significantly constrains the security effectiveness of RSA products available for export. As a result, RSA may be at a disadvantage in competing for international sales compared to companies located outside the United States that are not subject to such restrictions.

         Third-Party Claims. Customers rely on the Company's information security products for critical electronic security applications. Failure of the Company's products to work as designed could result in tort or warranty claims. Although the Company attempts to reduce the risk of losses resulting from such claims through warranty disclaimers and liability limitation clauses in its sales agreements, there can be no assurance that such measures will be effective in limiting the Company's liability. Any liability for damages resulting from any such failure could be substantial and could have a material adverse effect on the Company's business and results of operations.

         Possible Volatility of Share Price. The market price of the Company's Common Stock, which is traded on the Nasdaq National Market, may be subject to significant fluctuations in response to operating results, announcements of technological innovations or new products by the Company or its competitors, patent or proprietary rights developments and market conditions for computer industry stocks in general. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the Common Stock. The trading prices of many high technology companies' stocks, including the Company's Common Stock, are at or near their historical highs and reflect price/earnings ratios substantially above historical norms. There can be no assurance that the trading price of the Common Stock will remain at or near its current level.

         Dividends. No dividends have been paid on the Common Stock to date and the Company does not anticipate paying dividends in the foreseeable future.

         Antitakeover Provisions. The Company's Third Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and requires reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Restated Certificate of Incorporation provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. These provisions, and other provisions of the Restated Certificate of Incorporation, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

                SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

         The following selected supplemental consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Supplemental Consolidated Financial Statements included elsewhere in this Prospectus, and with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, which reports are incorporated by reference in this Prospectus.

                                                                                                         SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                              JUNE 30,
                                         --------------------------------------------------------     ---------------------
                                           1992        1993        1994        1995        1996         1996          1997
                                         --------    --------    --------    --------    --------     --------     --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue .............................    $ 12,574    $ 16,590    $ 23,866    $ 49,412    $ 83,817     $ 36,111     $ 61,374
Cost of revenue .....................       2,987       3,707       4,837       8,920      18,207        7,451       13,147
                                         --------    --------    --------    --------    --------     --------     --------
   Gross profit .....................       9,587      12,883      19,029      40,492      65,610       28,660       48,227
Costs and expenses:
   Research and development .........       2,658       2,817       4,314       6,292      12,382        5,533        8,646
   Purchased research and
   development ......................          --          --          --         648       1,000           --           --
   Marketing and selling ............       4,437       5,506       8,931      14,263      24,429       10,824       18,770
   General and administrative .......       1,672       2,208       3,368      10,375      13,403        6,061        7,609
   Merger expenses ..................          --          --          --          --       6,100           --           --
                                         --------    --------    --------    --------    --------     --------     --------
           Total ....................       8,767      10,531      16,613      31,578      57,314       22,418       35,025
                                         --------    --------    --------    --------    --------     --------     --------
Income from operations ..............         820       2,352       2,416       8,914       8,296        6,242       13,202
Interest income and other ...........         185          90         166       1,843       5,004        2,500        2,717
Gain on sale of marketable securities
   and other income (expense) .......         253          73          99          62      10,872         (141)         197
                                         --------    --------    --------    --------    --------     --------     --------
Income before provision for income
   taxes, extraordinary item and
   cumulative effect of change in
   accounting .......................       1,258       2,515       2,681      10,819      24,172        8,601       16,116
Provision for income taxes(1) .......         505         908       1,453       3,369      10,997        3,147        6,040
                                         --------    --------    --------    --------    --------     --------     --------
Income before extraordinary item
   and cumulative effect of change in
   accounting .......................         753       1,607       1,228       7,450      13,175        5,454       10,076
Extraordinary item ..................         407          --          --          --          --           --           --
Cumulative effect of change in
   accounting(1) ....................          --         564          --          --          --           --           --
                                         --------    --------    --------    --------    --------     --------     --------
Net income ..........................    $  1,160    $  2,171    $  1,228    $  7,450    $ 13,175     $  5,454     $ 10,076
                                         ========    ========    ========    ========    ========     ========     ========
Per share data(2):
   Income before cumulative effect of
   change in accounting .............                $   0.06    $   0.05    $   0.22    $   0.34     $   0.14     $   0.26
   Cumulative effect of change
   in accounting ....................                    0.03          --          --          --           --           --
                                                     --------    --------    --------    --------     --------     --------
   Net income .......................                $   0.09    $   0.05    $   0.22    $   0.34     $   0.14     $   0.26
                                                     ========    ========    ========    ========     ========     ========
Weighted average number of
common and common equivalent
shares outstanding(2) ...............                  25,015      25,231      34,115      38,877       38,398       39,418
                                                     ========    ========    ========    ========     ========     ========

                                                            DECEMBER 31,                           JUNE 30,
                                     ----------------------------------------------------------    --------
                                       1992         1993         1994        1995        1996        1997
                                     --------     --------     --------    --------    --------    --------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and equivalents ............    $  3,398     $  3,860     $ 19,862    $ 50,730    $ 11,175    $ 24,316
Marketable securities ...........         496           --        7,966      61,637      95,320      86,437
Working capital .................       4,791        6,070       29,007     104,349     109,202     119,658
Total assets ....................       9,109       11,511       37,691     128,659     145,975     157,068
Redeemable convertible preferred
    stock .......................       9,016        8,527           --          --          --          --
Stockholders' equity (deficiency)      (2,796)      (2,001)      29,660     109,026     124,178     134,539

----------
(1) Effective January 1, 1993, the Company adopted, prospectively, the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See Note 6 of Notes to the Company's Supplemental Consolidated Financial Statements.

(2) Per share and share data for years prior to 1995 are presented on a pro forma basis. See Note 1 of Notes to the Company's Supplemental Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

           The Company is a leading provider of computer and network enterprise security solutions. The Company was founded in 1984, began shipping its SecurID tokens and Access Control Module ("ACM") hardware products in 1986, and introduced its first ACM software products for minicomputers and mainframe computers in 1988. Prior to 1986, the Company was primarily engaged in research and development activities. In December 1991, the Company introduced its ACE/Server software products for enterprise-wide information protection using client/server architecture. The Company believes that its growth has historically been driven by the emergence of local and wide area networks and a corresponding increase in users with direct access to core enterprise systems and confidential data. The Company also believes that the number of users with such direct access is increasing because of the growth of the Internet and corporate intranets and extranets.

           On July 26, 1996, the Company completed a merger with RSA (the "RSA Merger") and on July 15, 1997, the Company acquired DynaSoft (the "DynaSoft Acquisition"). The RSA Merger has been accounted for as a pooling of interests and, after the release of financial statements that include the date of consummation of the DynaSoft Acquisition, the DynaSoft Acquisition will be accounted for as a pooling of interests in the Company's historical consolidated financial statements. All financial information included in the discussion which follows has been restated to include the results of RSA and DynaSoft for all periods presented. See the Company's Supplemental Consolidated Financial Statements.

           RSA, located in Redwood City, California, is a recognized world leader in cryptography and develops, markets and supports cryptographic and electronic data security products and provides cryptographic consulting services. Products are licensed to original equipment manufacturers ("OEMs") that incorporate the technology into their products. Developer toolkits and other products are used to implement cryptographic electronic data security applications such as electronic mail, communications privacy, client/server data security, smart cards and other key information technologies.

           DynaSoft is based in Stockholm, Sweden and offers a range of software security solutions, including secure single sign-on solutions, through its BoKS product family. DynaSoft markets its products worldwide through subsidiaries and also through OEM licensing agreements with Sun Microsystems, Inc. ("Sun Microsystems"), Hewlett-Packard Company ("Hewlett-Packard") and other companies.

           The Company's revenue is derived primarily from sales of SecurID tokens; licensing of ACE/Server, ACM and BoKS software; licensing of B/SAFE, TIPEM, B/CERT, S/PAY and S/MAIL encryption engines; licensing of patent technology; and revenues from maintenance and professional services. Historically, the Company's growth has been attributable to sales to new customers as well as to existing customers. Sales to existing customers include sales of SecurID tokens and access control products for use by different branches or divisions, sales of replacement tokens (which are programmed at the request of the customer to operate for a fixed period of up to four years) and sales of additional tokens for use by vendors, suppliers, customers and clients of the Company's customers. Sales to existing ACE/Server and BoKS customers are typically associated with an increase in the number of users authorized under a license, and the sales of additional functionality that can be added to the customer installation. ACE/Server and BoKS software license fee prices are typically based on the number of users authorized under a license. Sales to existing customers also include revenue associated with amendments to encryption engine and patent licensing agreements, usually in order to accommodate licensing of new software or technology to the customer, to increase the field of use rights of the customer, or both. Encryption engine software licensing prices vary by product, and are typically composed of both initial fees plus ongoing royalties paid as a percentage of the OEM's product or service revenues. Sales of ACM hardware products have been decreasing relative to sales of ACE/Server software for several years due to increased emphasis by the Company on sales to customers with larger security needs better met by client/server software solutions such as ACE/Server software. The Company believes that this trend will continue.

           The Company's direct sales to customers in countries outside of the United States are denominated in the local currency. As a result, fluctuations in currency exchange rates could affect the profitability in U.S. dollars of the Company's products sold in these markets. See Note 9 of Notes to the Company's Supplemental Consolidated Financial Statements.

           The Company's cost of revenue consists primarily of costs associated with the manufacture and delivery of SecurID tokens and hardware products. The Company utilizes assembly contractors for most manufacturing. Cost of revenue also includes royalty fees incurred on the sale of ACE/Server software, royalty fees payable on the licensing of patent technology and royalties payable under certain OEM agreements. Cost of revenue includes customer support costs and production costs, which include labor costs associated with the programming of SecurID tokens, inspection and quality control functions and shipping costs. In the future, gross profit may be affected by several factors, including changes in product mix and distribution channels (for example, the Company's SecurVAR program), price reductions (resulting from volume discounts or otherwise), competition, increases in the cost of revenue (including any software license fees or royalties payable by the Company such as those described below) and other factors.

           Operating expenses are incurred for research and development, marketing and selling and general and administrative activities. Research and development expenses consist primarily of personnel costs as well as fees for development services provided by consultants. From time to time the Company has also purchased, and expensed, research and development technology. Marketing and selling expenses consist primarily of salaries, commissions and travel expenses of direct sales and marketing personnel and marketing program expenses. General and administrative expenses consist primarily of personnel costs for administration, finance, human resources, general management and legal and accounting fees.

           Interest and other income consists primarily of interest earned on the Company's cash balances and marketable securities.

           The Company has been profitable for each of the years in the seven-year period ended December 31, 1996 and for the six months ended June 30, 1997.

RESULTS OF OPERATIONS

           The following table sets forth certain supplemental consolidated financial data as a percentage of revenue for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997:




                                          YEAR ENDED DECEMBER 31,      SIX MONTHS ENDED JUNE 30,
                                         -------------------------     ------------------------
        PERCENTAGE OF REVENUE            1994      1995      1996          1996         1997
                                         -----     -----     -----         -----        -----
Revenue                                  100.0%    100.0%    100.0%        100.0%       100.0%

Costs of revenue                          20.3      18.1      21.7          20.6         21.4
                                         -----     -----     -----         -----        -----

Gross profit                              79.7      81.9      78.3          79.4         78.6
                                         -----     -----     -----         -----        -----

Costs and expenses:
           Research and development       18.1      12.7      14.8          15.3         14.1
           Purchased research and
           development                      --       1.3       1.2            --           --
           Marketing and selling          37.4      28.9      29.1          30.0         30.6
           General and administrative     14.1      21.0      16.0          16.8         12.4

           Merger expenses                  --        --       7.3            --           --
                                         -----     -----     -----         -----        -----

                     Total                69.6      63.9      68.4          62.1         57.1
                                         -----     -----     -----         -----        -----
Income from operations                    10.1      18.0       9.9          17.3         21.5
Interest income                            0.7       3.7       5.9           6.9          4.4

Gain on sale of marketable securities
and other income (expense)                 0.4       0.2      13.0          (0.4)         0.3
                                         -----     -----     -----         -----        -----
Income before provision for income
taxes                                     11.2      21.9      28.8          23.8         26.2

Provision for income taxes                 6.1       6.8      13.1           8.7          9.8
                                         -----     -----     -----         -----        -----
Net income                                 5.1%     15.1%     15.7%         15.1%        16.4%
                                         =====     =====     =====         =====        =====

     Six Months Ended June 30, 1997 Compared With Six Months Ended June 30, 1996

           Revenue. Total revenue increased 70.0% in the first six months of 1997 to $61.4 million from $36.1 million in the first six months of 1996. This increase in revenue reflected increases in unit sales of all of the Company's products, except ACM/400 and ACM/1600 hardware products. During the first six months of 1997, approximately 42% of the increase in revenue was attributable to increased sales of SecurID tokens, approximately 26% of the increase was attributable to increased sales of encryption engine licenses and approximately 17% of the increase was attributable to increased sales of ACE/Server and ACM software licenses. The balance of the increase in revenue primarily resulted from sales of BoKS software licenses, patent licenses and maintenance revenue, offset by decreased hardware revenue. The Company believes that the overall increase in sales was attributable in part to growth of the information security market, with the increased use of Internet and corporate intranets continuing to play significant roles in developing new opportunities for the Company.

           International revenue (excluding Canada) increased 83.0% in the first six months of 1997 to $15.7 million from $8.6 million in the first six months of 1996. International revenue accounted for 25.6% and 23.7% of total revenue in the first six months of 1997 and 1996, respectively. The increase in international revenue was primarily attributable to the continuing expansion of the Company's international direct sales force and increased market penetration of the Company's products in foreign markets.

           Cost of Revenue and Gross Profit. The Company's gross profit increased 68.3% in the first six months of 1997 to $48.2 million, from $28.7 million in the first six months of 1996, and remained relatively constant as a percentage of revenue at 78.6% in 1997 compared to 79.4% in 1996. Approximately 40% of the increase in gross profit during the first six months of 1997 was attributable to increased unit sales of SecurID tokens, approximately 30% to increased licensing sales of encryption engine technology, approximately 19% to increased licensing sales of ACE/Server software and approximately 4% to sales of BoKS software products. In addition, gross profit increased due to increased patent licensing sales, royalties and maintenance revenue, offset by reduced sales of ACM/400 and ACM/1600 hardware products.

           Research and Development. Research and development expenses increased 56.3% in the first six months of 1997 to $8.6 million from $5.5 million in the first six months of 1996. Research and development expenses decreased as a percentage of revenue in the first six months of 1997 to 14.1% from 15.3% in the first six months of 1996. During the first six months of 1997, approximately 82% of the increase in research and development expenses resulted from employment of additional staff. The remainder of the increase in research and development was attributable to purchases of computer equipment, resulting in higher depreciation charges, occupancy expenses and consulting expenses.

           Marketing and Selling. Marketing and selling expenses increased 73.4% in the first six months of 1997 to $18.8 million from $10.8 million in the first six months of 1996. Marketing and selling expenses increased as a percentage of revenue in the first six months of 1997 to 30.6% from 30.0% in the first six months of 1996. During the first six months of 1997, approximately 42% of the increase in marketing and selling expenses resulted from employment of additional staff, approximately 11% of the increase was attributable to sales commissions on increased revenues, and approximately 16% of the increase resulted from increased travel expenses and marketing program expenses.

           General and Administrative. General and administrative expenses increased 25.5% in the first six months of 1997 to $7.6 million, from $6.1 million in the first six months of 1996, but decreased as a percentage of revenue to 12.4% in 1997 compared to 16.8% in 1996. The increase in general and administrative expenses was due to the employment of additional staff offset by reduced legal expenses. Legal expenses decreased approximately $1.3 million from the first six months of 1996 compared to the first six months of 1997 due to the settlement of certain of the Company's legal proceedings in 1996.

           Interest and Other Income. Interest income increased 8.7% in the first six months of 1997 to $2.7 million from $2.5 million in the first six months of 1996 due to interest earned on higher cash and marketable securities balances.

           Provision for Income Taxes. The provision for income taxes increased to $6.0 million during the first six months of 1997 from $3.1 million in the first six months of 1996 due to higher pre-tax income and a higher effective tax rate during the first six months of 1997. The Company's estimated effective tax rate increased to 37.5% in the first half of 1997 from 36.6% in the first half of 1996 due to higher tax rates associated with certain foreign income, which increased relative to domestic income.

           Net Income. As a result of the above factors, net income in the first six months of 1997 increased to $10.1 million, or 16.4% of revenue, from $5.5 million, or 15.1% of revenue, in the first six months of 1996.

      1996 Compared With 1995

           Revenue. Total revenue increased 69.6% in 1996 to $83.8 million from $49.4 million in 1995. This increase in revenue reflected increases in unit sales and licensed use of substantially all of the Company's products. Approximately 42%, 22% and 11% of the increase in revenue was attributable to the increases in unit sales of SecurID tokens, the increase in unit sales of ACE/Server software licenses and the issuance of additional encryption engine and patent licenses, respectively.

           International revenue (excluding Canada) increased 114.0% in 1996 to $19.7 million from $9.2 million in 1995 and accounted for 23.4% and 18.6% of total revenue in 1996 and 1995, respectively. This increase in international revenue was primarily attributable to the continuing expansion of the Company's international direct sales force and increased market penetration of the Company's products in foreign markets.

           Cost of Revenue and Gross Profit. The Company's gross profit increased 62.0% in 1996 to $65.6 million, or 78.3% of revenue, from $40.5 million, or 81.9% of revenue, in 1995. Approximately 46% of the increase in gross profit was attributable to an increase in the unit sales and gross margin from the sale of SecurID tokens. Approximately 26% of the increase in gross profit was attributable to increased sales of ACE/Server software licenses. Approximately 9% of the increase in gross profit was attributable to increased sales of patent and encryption engine licenses. Overall, gross margins were lower due primarily to the higher royalty costs associated with the ACE/Server software and patent license products and additional investment in the Company's customer support infrastructure.

           In December 1994, the Company entered into an agreement with Progress Software, a vendor of commercial database software, for the right to use certain of Progress Software's software to enhance the functionality of the Company's ACE/Server software. The Company began incurring royalties, which are charged to cost of revenue, under the Progress Software agreement upon the commercial introduction of ACE/Server software version 2.0 in October 1995. These royalties have decreased gross margins.

           Research and Development. Research and development expenses increased 96.8% in 1996 to $12.4 million from $6.3 million in 1995, and increased as a percentage of revenue to 14.8% in 1996 from 12.7% in 1995. Approximately 54% of the increase in research and development expenses resulted from an increase in compensation costs associated primarily with the employment of additional staff. Approximately 15% of the increase in research and development expenses in 1996 was related to general overhead costs. Approximately 9% of the increase was attributable to increases in consulting services contracted to develop enhancements to the Company's ACE/Server software line.

           Purchased Research and Development. During the fourth quarter of 1996, the Company purchased, and recorded as purchased research and development expense, technology from Worldtalk Corporation for $1.0 million. The technology was incorporated into the Company's S/MAIL developer kit, a standards-based secure messaging solution for third-party software developers designed to provide a secure messaging infrastructure based on the S/MIME standard.

           During 1995, the Company purchased, and recorded as purchased research and development expense, SecurADM technology for $0.6 million. The technology was incorporated into products designed to provide secure single sign-on capability in heterogeneous networked data processing environments.

           Marketing and Selling. Marketing and selling expenses increased 71.3% in 1996 to $24.4 million from $14.3 million in 1995, and increased as a percentage of revenue to 29.1% in 1996 from 28.9% in 1995. Approximately 36% of the increase in marketing and selling expenses was due to an increase in payroll costs associated primarily with the employment of additional direct sales and marketing personnel. Approximately 16% of the increase in marketing and selling expenses was attributable to the increase in commissions on products sold by the Company's direct sales force. Approximately 15% of the increase in marketing and selling expenses was due to an increase in travel-related costs and marketing programs, such as direct mail and seminar activities, trade shows and public relations campaigns. Approximately 12% of the increase in marketing and selling expenses in 1996 was related to general overhead costs.

           During 1996, international sales expenses increased due to the continued development of the Company's sales offices in Europe and Asia.

           General and Administrative. General and administrative expenses increased 29.2% in 1996 to $13.4 million, or 16.0% of revenue, from $10.4 million, or 21.0% of revenue, in 1995. Approximately 29% of the increase was due to an increase in payroll and recruitment costs associated primarily with the growth in the Company's staff needed to support the continuing expansion of operations. Approximately 17% of the increase in general and administrative expense was from an increase in consulting and temporary administrative services. In addition, approximately 10% of the increase in general and administrative expenses consisted of moving costs incurred in relocating to the Company's new corporate offices.

           Merger Expenses. Merger expenses incurred in connection with the RSA Merger were $6.1 million in the third quarter of 1996. See Note 2 of Notes to the Company's Supplemental Consolidated Financial Statements.

           Interest Income. Interest income increased to $5.0 million in 1996 from $1.8 million in 1995. This increase was due primarily to higher average daily balances in invested cash resulting from the Company's follow-on public offering in November 1995.

            Gain on Sale of Marketable Securities. The Company realized a gain of approximately $11.0 million in 1996 on the sale of marketable securities.

           Provision for Income Taxes. The provision for income taxes increased to $11.0 million in 1996 from $3.4 million in 1995. This increase was primarily the result of higher pre-tax income during 1996. The Company's effective tax rate increased to 45.5% in 1996 from 31.1% in 1995. The increase in the effective tax rate was caused principally by the non-deductibility of certain RSA Merger expenses in the third quarter of 1996. For the year ended December 31, 1995, the valuation allowance was reduced by approximately $0.9 million, which resulted in a decrease in the provision for income taxes for 1995. See Notes 1 and 6 of Notes to the Company's Supplemental Consolidated Financial Statements.

           Net Income. As a result of the above factors, net income in 1996 increased to $13.2 million, or 15.7% of revenue, from $7.5 million, or 15.1% of revenue, in 1995.

      1995 Compared With 1994

           Revenue. Total revenue increased 107.0% in 1995 to $49.4 million from $23.9 million in 1994. This increase in revenue reflected increases in unit sales of all of the Company's products except the ACM/1600 hardware product. Approximately 39%, 32% and 22% of the increase in revenue was attributable to the increases in unit sales of SecurID tokens, encryption engine and patent licenses and sales of ACE/Server software licenses, respectively, offset by a decrease in unit sales of ACM/1600 hardware products.

           International revenue (excluding Canada) increased 74.0% in 1995 to $9.2 million from $5.3 million in 1994 and accounted for 18.6% and 22.2% of total revenue in 1995 and 1994, respectively. This increase in international revenue was primarily attributable to expansion of the Company's direct sales force and increased market acceptance of the Company's products.

           Cost of Revenue and Gross Profit. The Company's gross profit increased 112.8% in 1995 to $40.5 million, or 81.9% of revenue, from $19.0 million, or 79.7% of revenue, in 1994. Approximately 36% of the increase in gross profit was attributable to an increase in the unit sales of SecurID tokens. Approximately 36% of the increase in gross profit was attributable to an increase in the number of patent and encryption engine licenses sold. Approximately 25% of the increase in gross profit was attributable to an increase in the number of ACE/Server software licenses sold. These factors, which contributed to an improvement in the gross margin in 1995, were partially offset by ongoing increases in production costs associated with quality management programs and continued increases in customer support costs in Europe.

           Research and Development. Research and development expenses increased 45.9% in 1995 to $6.3 million from $4.3 million in 1994, but decreased as a percentage of revenue to 12.7% in 1995 from 18.1% in 1994. Approximately 69% of the increase in research and development expenses resulted from an increase in payroll costs associated primarily with the employment of additional staff. Approximately 20% of the increase was attributable to increases in consulting expenses to develop enhancements to the Company's product lines, primarily the Company's ACE/Server software and encryption engine product lines.

           Purchased Research and Development. During 1995, the Company purchased, and recorded as purchased research and development expense, SecurADM technology for $0.6 million. The technology was incorporated into products designed to provide secure single sign-on capability in heterogeneous networked data processing environments.

           Marketing and Selling. Marketing and selling expenses increased 59.7% in 1995 to $14.3 million from $8.9 million in 1994, but decreased as a percentage of revenue to 28.9% in 1995 from 37.4% in 1994. Approximately 36% of the increase in marketing and selling expenses was due to an increase in payroll costs associated primarily with the employment of additional direct sales and marketing personnel. Approximately 27% of the increase in marketing and selling expenses was attributable to the increase in commissions on products sold by the Company's direct sales force. Approximately 14% of the increase in marketing and selling expenses was due to an increase in marketing programs, such as direct mail and seminar activities, trade shows and public relations campaigns.

           During 1995, international sales expenses increased due to the continued development of the Company's United Kingdom, German, French and Swedish sales offices and the opening of the Company's office in Singapore.

           General and Administrative. General and administrative expenses increased 208.0% in 1995 to $10.4 million, or 21.0% of revenue, from $3.4 million, or 14.1% of revenue, in 1994. Approximately 52% of the increase in general and administrative expenses was attributable to increases in legal costs and also accounting and investor relations expenses resulting from the additional costs incurred in connection with being a public company. Approximately 29% of the increase was due to increases in executive compensation and to increased payroll expenses associated with the growth in the Company's staff to support increased operations.

           Interest Income. Interest income increased to $1.8 million in 1995 from $0.2 million in 1994. This increase was due primarily to higher average daily balances in invested cash resulting from the Company's initial public offering in December 1994 and its follow-on public offering in November 1995.

           Provision for Income Taxes. The provision for income taxes increased to $3.4 million in 1995 from $1.5 million in 1994. This increase was primarily the result of higher pre-tax income during 1995. The Company's effective tax rate decreased to 31.1% in 1995 from 54.2% in 1994. The decrease in the effective tax rate resulted primarily from the change in the recorded valuation allowance and a decrease in state taxes. For 1995, the valuation allowance was reduced by approximately $0.9 million and for 1994 the valuation allowance was increased by approximately $0.3 million. See Notes 1 and 6 of Notes to the Company's Supplemental Consolidated Financial Statements.

           Net Income. As a result of the above factors, net income in 1995 increased to $7.5 million, or 15.1% of revenue, from $1.2 million, or 5.1% of revenue, in 1994.

QUARTERLY OPERATING RESULTS

           The following table sets forth unaudited supplemental quarterly results of operations of the Company for each of the quarters in the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997. The Company believes that this information has been prepared on the same basis as the Company's audited Supplemental Consolidated Financial Statements and that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, in accordance with generally accepted accounting principles, the quarterly information when read in conjunction with the Company's audited Supplemental Consolidated
Financial Statements and the Notes thereto included elsewhere in this Prospectus. The quarterly operating results are not necessarily indicative of future results of operations.


                                         QUARTERLY STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                   THREE MONTHS ENDED
                                         -------------------------------------------------------------------------

                                          MAR. 31     JUNE 30        SEPT.     DEC. 31      MAR. 31     JUNE 30
                                            1995        1995        30 1995      1995        1996        1996
                                         --------     --------     --------    --------    --------    --------
Revenue .............................    $  7,387     $ 11,698     $ 14,849    $ 15,478    $ 16,290    $ 19,821
Cost of revenue .....................       1,373        2,111        2,357       3,079       3,671       3,780
                                         --------     --------     --------    --------    --------    --------

           Gross profit .............       6,014        9,587       12,492      12,399      12,619      16,041
Costs and expenses:
  Research and development ..........       1,348        1,595        1,509       1,840       2,342       3,191
  Purchased research and development           --           --          648          --          --          --
  Marketing and selling .............       3,084        3,445        3,495       4,239       5,004       5,820
  General and administrative ........       1,629        2,650        2,307       3,789       2,901       3,160
  Merger expenses ...................          --           --           --          --          --          --
                                         --------     --------     --------    --------    --------    --------

           Total ....................       6,061        7,690        7,959       9,868      10,247      12,171
                                         --------     --------     --------    --------    --------    --------

Income (loss) from operations .......         (47)       1,897        4,533       2,531       2,372       3,870
Interest income and other ...........         396          447          379         621       1,274       1,226
Gain on sale of marketable securities
  and other income (expense) ........          86         (157)          46          87           1        (142)
                                         --------     --------     --------    --------    --------    --------

Income before provision for income
  taxes .............................         435        2,187        4,958       3,239       3,647       4,954
Provision for income taxes ..........         667        1,134          338       1,230       1,304       1,843
                                         --------     --------     --------    --------    --------    --------

Net income (loss) ...................    $   (232)    $  1,053     $  4,620    $  2,009    $  2,343    $  3,111
                                         ========     ========     ========    ========    ========    ========

Net income per equivalent share .....    $  (0.01)    $   0.03     $   0.14    $   0.06    $   0.06    $   0.08
                                         ========     ========     ========    ========    ========    ========

Weighted average number of shares ...      32,411       33,699       33,951      35,445      37,777      39,039
                                         ========     ========     ========    ========    ========    ========



                              QUARTERLY STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                            THREE MONTHS ENDED
                              -----------------------------------------------------------------------

                                              SEPT.       DEC. 31     MAR. 31      JUNE 30
                                             30 1996       1996        1997          1997
                                            --------     --------    --------     --------

Revenue .............................       $ 21,143     $ 26,563    $ 28,419     $ 32,955
Cost of revenue .....................          5,283        5,473       6,417        6,730
                                            --------     --------    --------     --------

           Gross profit .............         15,860       21,090      22,002       26,225
Costs and expenses:
  Research and development ..........          3,134        3,715       3,848        4,798
  Purchased research and development              --        1,000          --           --
  Marketing and selling .............          5,988        7,617       8,669       10,101
  General and administrative ........          3,208        4,134       3,389        4,220
  Merger expenses ...................          6,100           --          --           --
                                            --------     --------    --------     --------

           Total ....................         18,430       16,466      15,906       19,119
                                            --------     --------    --------     --------

Income (loss) from operations .......         (2,570)       4,624       6,096        7,106
Interest income and other ...........          1,119        1,385       1,271        1,446
Gain on sale of marketable securities
  and other income (expense) ........          4,553        6,460         (25)         222
                                            --------     --------    --------     --------
Income before provision for income
  taxes .............................          3,102       12,469       7,342        8,774
Provision for income taxes ..........          3,284        4,566       2,781        3,259
                                            --------     --------    --------     --------

Net income (loss) ...................       $   (182)    $  7,903    $  4,561     $  5,515
                                            =========    ========    ========     ========
Net income per equivalent share .....       $     --     $   0.20    $   0.12     $   0.14
                                            =========    ========    ========     ========

Weighted average number of shares ...         39,168       39,563      39,299       39,527
                                            =========    ========    ========     ========

     The following table sets forth supplemental consolidated financial data as a percentage of revenue for each of the quarters in the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997.

                                                                    THREE MONTHS ENDED
                          -------------------------------------------------------------------------------------------------------
                          MAR. 31    JUNE 30   SEPT. 30    DEC. 31   MAR. 31    JUNE 30   SEPT. 30   DEC. 31    MAR. 31   JUNE 30
                           1995       1995       1995       1995       1996      1996       1996       1996       1997      1997
                          -------    -------   --------    -------   -------    -------   --------   -------    -------   -------
Revenue ..............      100%       100%       100%       100%       100%      100%       100%       100%       100%      100%
Cost of revenue ......     18.6       18.0       15.9       19.9       22.5      19.1       25.0       20.6       22.6      20.4
                           ----       ----       ----       ----       ----      ----       ----       ----       ----      ----
      Gross profit ...     81.4       82.0       84.1       80.1       77.5      80.9       75.0       79.4       77.4      79.6


Costs and expenses:
Research and development ............    18.2      13.6      10.2     11.9     14.4     16.1      14.8      14.0     13.5      14.6
Purchased research and development ..      --        --       4.4       --       --       --        --       3.8       --        --
Marketing and selling ...............    41.7      29.4      23.5     27.4     30.7     29.4      28.3      28.6     30.5      30.6
General and administrative ..........    22.1      22.7      15.5     24.5     17.8     15.9      15.2      15.6     12.0      12.8
Merger expenses .....................      --        --        --       --       --       --      28.9        --       --        --
                                         ----      ----      ----     ----     ----     ----      ----      ----     ----      ----

           Total ....................    82.0      65.7      53.6     63.8     62.9     61.4      87.2      62.0     56.0      58.0
                                         ----      ----      ----     ----     ----     ----      ----      ----     ----      ----

Income (loss) from operations .......    (0.6)     16.2      30.5     16.3     14.6     19.5      (12.2)    17.4     21.4      21.6
Interest income and other ...........     5.4       3.8       2.6      4.0      7.8      6.2       5.3       5.2      4.5       4.4
Gain on sale of marketable securities
  and other income (expense) ........     1.1      (1.3)      0.3      0.6       --     (0.7)     21.5      24.3     (0.1)      0.6
                                         ----      ----      ----     ----     ----     ----      ----      ----     ----      ----

Income before provision for income
  taxes .............................     5.9      18.7      33.4     20.9     22.4     25.0      14.6      46.9     25.8      26.6
Provision for income taxes ..........     9.0       9.7       2.3      7.9      8.0      9.3      15.5      17.2      9.8       9.9
                                         ----      ----      ----     ----     ----     ----      ----      ----     ----      ----

Net income (loss) ...................    (3.1)%     9.0%     31.1%    13.0%    14.4%    15.7%     (0.9)%    29.7%    16.0%     16.7%
                                         ====      ====      ====     ====     ====     ====      ====      ====     ====      ====



           The Company's total revenue and operating results have varied substantially from quarter to quarter and should not be relied upon as an indication of future results. Quarterly revenue and operating results can be difficult to forecast because the Company's sales cycle can be relatively long and depends on factors such as the size and timing of individual transactions, changes in customer budget authorizations, the level of research and development expenditures and general economic conditions. The Company has historically allowed customers to place large order commitments to secure volume price discounts with deliveries specified at a later time, typically within a 12-month period. As a result, it is difficult to forecast when the customer will request delivery of these orders. Gross profit levels are affected by sales volume and mix, and gross margins are different for SecurID tokens, software licenses, patent licenses and maintenance and professional services.

           The Company's revenue has increased in each of the quarters in the period January 1, 1995 to June 30, 1997. Future revenue, however, may not increase on a quarterly basis or may not increase at the same rate in comparison to prior quarters. The Company has experienced, and expects to continue to experience, significant seasonality in its business, and the Company's financial condition or results of operations may be affected by such trends in the future. Revenue has historically increased at higher rates in the last quarter of the year and at lower rates in the next succeeding quarter. The Company believes that revenue tends to increase at higher rates in the last quarter due to the Company's quota-based compensation policies, year-end budgetary pressures on the Company's customers and the tendency of certain of the Company's customers to implement changes in computer or network security prior to the end of the calendar year. In addition, revenue tends to increase at lower rates in the summer months, particularly in Europe, when businesses defer purchase decisions. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are fixed, a small variation in the time of recognition of revenue can cause significant variations in operating results from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES

           At June 30, 1997, the Company had cash and marketable securities of $110.8 million and working capital of $119.7 million. The Company has historically funded its operations primarily from cash generated from its operating activities. During 1996 and 1997, the Company used the cash provided by operations principally for working capital needs and to finance certain costs in connection with the RSA Merger. The Company believes that working capital will be sufficient to meet its anticipated cash requirements through at least 1998.

           On July 15, 1997, the Company acquired approximately 95% of the outstanding shares and certain of the outstanding options to acquire shares of DynaSoft in exchange for approximately 2.7 million shares of the Company's Common Stock. The Company also paid approximately $6.0 million to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options. The DynaSoft Acquisition costs, which will be expensed during the quarter ending September 30, 1997, are estimated to be approximately $8.5 million. On July 26, 1996, a wholly owned subsidiary of the Company merged with RSA. The RSA Merger costs were approximately $6.1 million. These transactions have been accounted for as poolings of interests. See Note 2 of Notes to the Company's Supplemental Consolidated Financial Statements.

           In December 1994, the Company sold 6,000,000 shares of Common Stock in its initial public offering, which generated $21.6 million of net cash proceeds to the Company. In January 1995, the Company sold 1,020,000 shares of Common Stock under the terms of an over-allotment option granted to the underwriters as part of the initial public offering, generating an additional $3.8 million in net cash proceeds. In November 1995, the Company sold an additional 3,120,000 shares of Common Stock in a follow-on offering, which generated $55.9 million of net cash proceeds to the Company.

           In August 1997, the Company purchased 877,193 Series C Preferred Shares of Finjan Software Ltd. ("Finjan") for an aggregate purchase price of $1.0 million. Finjan is an Israeli software company engaged in the resolution of Internet security problems.

           In December 1996, the Company purchased 250,000 shares of Series B Preferred Stock of VPNet Technologies, Inc. ("VPNet") of San Jose, California, for an aggregate purchase price of $1.5 million. VPNet was organized to develop and market products and technologies for implementing high-performance virtual private networks. The Company's investment in VPNet represents a minority interest of less than 10% of VPNet's capitalization.

           On April 17, 1995 and February 20, 1996, the Company purchased 425,000 shares of Series A and 72,091 shares of Series B Convertible Preferred Stock, respectively, of VeriSign, Inc. ("VeriSign") of Redwood City, California for an aggregate purchase price of $686,000. VeriSign was organized to provide digital certificates and related services that use public-key cryptography to ensure essential privacy and authentication features. During 1995, RSA granted certain rights and privileges in certain technology to VeriSign in connection with VeriSign's incorporation and received 4,000,000 shares of VeriSign common stock. The Company's voting interest in VeriSign was approximately 44%, 24% and 24% at December 31, 1995 and 1996 and June 30, 1997, respectively.

           Two of the companies in which the Company has equity positions had initial public offerings in 1996. The Company now considers these investments to be available for sale marketable securities and the investment cost of $737,000 is classified with marketable securities at June 30, 1997. See Note 1 of Notes to the Company's Supplemental Consolidated Financial Statements.

           The Company's capital expenditures for the first six months of 1997 were $4.6 million and were for additional leasehold improvements, office furniture and equipment, as well as computer equipment for product development, testing and support to accommodate the Company's continued growth. The Company generated $1.7 million of cash from the exercise of stock options and generated $1.4 million of cash from the sale of minority interests in RSA's Japan subsidiary in the first six months of 1997. The Company currently anticipates that it will expend approximately $3.1 million for purchased research and development during the quarter ending September 30, 1997.

           In March 1996, the Company entered into a noncancelable operating lease expiring in 2006 for new corporate executive offices in Bedford, Massachusetts. The Company commenced its tenancy in August 1996. The facility consists of approximately 75,000 square feet of office space, and the annual base rent for the first year is $956,000 increasing annually up to $1.2 million for years five through ten. In June 1997, the Company entered into a noncancelable operating lease expiring in 2006 for additional facilities in Bedford, Massachusetts. The Company commenced its tenancy in August 1997. The new facility consists of approximately 32,000 square feet of office space, and the annual base rent for the first four years is $599,000, increasing up to $662,000 for years five through ten.

           In November 1996, the Company amended its agreement with Progress Software for the right to use certain of its software to enhance the functionality of the Company's ACE/Server software. In order to obtain favorable pricing the Company pre-paid $1.5 million and $1.25 million during the first and fourth quarters of 1996, respectively, and pre-paid $2.5 million during the first quarter of 1997.

           The Company intends to seek acquisitions of businesses, products and technologies that are complementary to those of the Company. The Company is continuing to identify and prioritize additional security technologies which it may wish to develop, either internally or through the licensing or acquisition of products from third parties. While the Company engages from time to time in discussions with respect to potential acquisitions, there can be no assurances that any such acquisitions will be made or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financings, may result in dilution to the Company's stockholders.

RECENT ACCOUNTING PRONOUNCEMENTS

           In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128"), "Earnings per Share," which is required to be adopted in the fourth quarter of 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. SFAS 128 supersedes Accounting Principles Board Opinion No. 15 and is intended to simplify the computation of earnings per share and to make the U.S. computations more comparable with international computations. See Note 1 of Notes to the Company's Supplemental Consolidated Financial Statements.

           In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 130" and "SFAS 131," respectively). The Company will be required to adopt the provisions of these statements in fiscal 1998. SFAS 130 provides standards for reporting items considered to be "comprehensive income" and uses the term "other comprehensive income" to refer to revenue, expenses, gains and losses that are included in comprehensive income under generally accepted accounting principles but excluded from net income. Currently the only items presented in the Company's consolidated financial statements that would be considered other comprehensive income as defined in SFAS 130 are the unrealized gains and losses on marketable securities and cumulative translation adjustments, which are recorded as components of stockholders' equity. SFAS 131 establishes new standards for reporting information about operating segments. The Company believes that the provisions of SFAS 130 or SFAS 131 will not, when adopted, have a material impact on the Company's financial statements.

ACCOUNTING FOR CERTAIN STOCK OPTIONS

           On October 18, 1995, January 24, 1996, April 1, 1996 and April 24, 1996, the Company's Board of Directors or the Compensation Committee of the Company's Board of Directors granted stock options to employees to purchase 32,000, 605,600, 200,000 and 38,900 shares of the Company's Common Stock at exercise prices of $14.25, $24.76, $24.30 and $38.20, respectively, subject to stockholder approval (obtained on May 22, 1996) of an increase in the number of shares available for grant. The exercise prices represented the fair market value on the dates of grant. As permitted by Statement of Financial Accounting Standard No. 123, which became effective on January 1, 1996, the Company has elected to continue to apply the intrinsic value method of Accounting Principles Board Opinion No. 25 for stock-based compensation to employees.

           For options granted prior to April 1, 1996, because approval of the stockholders was required and considered perfunctory, the Company measured compensation expense on the date of grant by the Board of Directors or the Compensation Committee of the Board of Directors. As a result of discussions with the staff of the Securities and Exchange Commission, the Company changed its accounting policy on options requiring stockholder approval to measure compensation expense on the approval date. This change is effective for options granted on or after April 1, 1996. This change resulted in an aggregate compensation expense of approximately $4.5 million relating to the April 1, 1996 and April 24, 1996 option grants, which the Company will recognize over the remainder of the four-year vesting period of the options from May 22, 1996. The effect of this change was to reduce income from operations by approximately $0.7 million in 1996.

                                   THE COMPANY

           The Company is a leading provider of computer and network enterprise security solutions. The Company's products help companies conduct business securely, protect corporate information assets and facilitate business-to-business and business-to-consumer electronic commerce. The Company's products include its (i) SecurID "tokens" and access control products, which authenticate the identity of users accessing networked or stand-alone computer resources, (ii) RSA encryption engine and other products used to implement cryptographic electronic data security applications and (iii) BoKS product family, which provides a broad range of security solutions, including secure single sign-on solutions.

           SDI's family of products employs a patent-protected combination of super smart card technology and software access control products to authenticate the identity of users accessing networked or stand-alone computing resources. SDI's SecurID Cards and other tokens and its access control products, including its ACE/Server software products, are designed to interface with a wide variety of operating systems and hardware platforms on client/server, mainframe and mid-range systems to enable enterprise-wide security coverage. SDI's customers include Fortune 500 companies and financial institutions as well as academic institutions, research laboratories, hospitals and federal, state and foreign government organizations.

           SDI's products are sold or licensed primarily through its direct sales force, which is supported by a number of strategic marketing relationships. During 1996, SDI also implemented its SecurVAR (Value Added Reseller) program, through which SDI is able to deliver its security solutions through value added resellers.

           Through its wholly owned subsidiary, RSA, the Company also develops, markets and supports cryptographic and electronic data security products and provides cryptographic consulting services. RSA's encryption engine and other products are used to implement cryptographic electronic data security applications such as encryption and digital signatures for products and services targeted at secure electronic commerce, secure electronic mail, communications privacy, client/server data security, smart cards and other key information technologies.

           RSA licenses its encryption engine products to original equipment manufacturers ("OEMs") such as Netscape Communications Corporation ("Netscape"), Microsoft Corporation ("Microsoft"), International Business Machines Corporation and Oracle Corporation. OEMs incorporate RSA's encryption technology into their products. RSA's encryption technology is embedded in current versions of Microsoft Windows, Netscape Navigator, Quicken by Intuit, Inc., Lotus Development Corporation Notes and numerous other products. RSA technologies are part of existing and proposed standards for the Internet and World Wide Web, CCITT, ISO, ANSI and IEEE, as well as various business, financial and electronic commerce networks.

           On July 15, 1997, the Company acquired DynaSoft, a leading provider of security solutions for protecting access to corporate information and applications. Based in Stockholm, Sweden, DynaSoft offers a broad range of security solutions through its flagship product family, BoKS, and sells in the United States directly through its subsidiary and also through its recent licensing agreements with Sun Microsystems and Hewlett-Packard. With the addition of DynaSoft's expertise and technology, including its secure single sign-on solutions, the Company is broadening its offerings to provide customers with secure access to information wherever it resides in the enterprise.

           The Company is a Delaware corporation. The Company's principal executive offices are located at 20 Crosby Drive, Bedford, Massachusetts, 01730 and its telephone number is (617) 687-7000. As used herein, the term the "Company" includes Security Dynamics Technologies, Inc. and its subsidiaries.

                                  RECENT EVENTS

           On July 15, 1997 (the "Effective Date"), the Company acquired DynaSoft pursuant to Stock Purchase Agreements, dated as of July 12 and 15, 1997 (the "Stock Purchase Agreements"), by and among the Company, DynaSoft and the stockholders of DynaSoft (the "DynaSoft Acquisition").

           Pursuant to the Stock Purchase Agreements, the Company issued or reserved for issuance approximately 2.7 million shares of the Company's Common Stock in exchange for approximately 95% of the outstanding shares and certain outstanding options to acquire shares of DynaSoft. The Company also paid approximately $6 million to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options. Based on the closing price of the Company's Common Stock on the Nasdaq National Market on July 14, 1997, the transaction is valued at approximately $115 million. The transaction will be accounted for as a pooling of interests. The Company used authorized, but previously unissued, shares of Common Stock in the DynaSoft Acquisition. The number of shares of the Company's Common Stock issued in exchange for DynaSoft's shares was determined in an "arm's length" negotiation and the transaction was unanimously approved by the Boards of Directors of the Company and DynaSoft.

           In connection with the Stock Purchase Agreements, the Company and the Selling Stockholders entered into a Registration Rights Agreement, dated as of July 15, 1997, pursuant to which the Company has agreed to file a Registration Statement on Form S-3, on or prior to the 40th day following the Effective Date, for the purpose of registering the Shares under the Securities Act.

           In addition, the Company, certain stockholders of DynaSoft, the representative of such DynaSoft stockholders and State Street Bank and Trust Company, as escrow agent, have entered into an Escrow Agreement, dated as of July 15, 1997, providing, among other things, that 10% of the shares of the Company's Common Stock received by such DynaSoft stockholders pursuant to the Stock Purchase Agreements will be held in escrow to reimburse the Company in connection with breaches of representations, warranties or covenants made by such DynaSoft stockholders in the Stock Purchase Agreements.

      DynaSoft is based in Stockholm, Sweden and offers a range of security solutions, including secure single sign-on (SSSO) solutions, through its BoKS product family. DynaSoft markets its products worldwide through subsidiaries and also through OEM licensing agreements with Sun Microsystems, Hewlett-Packard and other companies. The Company currently intends to continue DynaSoft's business substantially in the manner conducted by DynaSoft immediately prior to the Effective Date.

                                USE OF PROCEEDS

           The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


                            THE SELLING STOCKHOLDERS

           The Selling Stockholders acquired the Shares from the Company on July 15, 1997 in connection with the DynaSoft Acquisition.

           Peter C. Loux has served as the Chairman of the Board and Chief Executive Officer of Securix, Inc., a California corporation and wholly owned subsidiary of DynaSoft ("Securix"), since July 1993. From July 1993 to
August 1996, Peter C. Loux also served as President of Securix. He has also served on the Board of Directors of DynaSoft since July 1996.

           Khris Loux has served as Vice President of Sales and Marketing and as a member of the Board of Directors of Securix since July 1993. Khris Loux has served on the Board of Directors of DynaSoft since July 1996. Since July 1997, Khris Loux has served as Vice President, Corporate Development of the Company.

           The following table sets forth the name and the number of shares of Common Stock beneficially owned by each of the Selling Stockholders as of the date of this Prospectus, all of which shares are offered hereby by each of the respective Selling Stockholders. If all of the Shares offered hereby are sold as described herein, each of the Selling Stockholders will beneficially own no shares of Common Stock after completion of the offering.



                                            Number of Shares of Common Stock
                 Name of                           Beneficially Owned
           Selling Stockholder                   Prior to Offering(1)
          ---------------------------       --------------------------------
         Peter C. Loux                                137,150

         Khris Loux                                   198,194

         The Peter C. Loux Charitable                  61,043
         Remainder Unitrust(2)

--------------------

(1) The number of shares beneficially owned is determined under rules promulgated by the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date of this Prospectus through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that such Selling Stockholder is a direct or indirect beneficial owner of such shares. Each Selling Stockholder has sole voting power and investment power with respect to all shares of capital stock listed as owned by such Selling Stockholder.

(2) Peter C. Loux is the sole trustee of The Peter C. Loux Charitable Remainder Unitrust.

                              PLAN OF DISTRIBUTION

           The Selling Stockholders have advised the Company that the Shares covered hereby may be offered and sold by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest, in private or public transactions, in transactions involving principals, in transactions involving brokers, or by any other lawful methods. Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the Shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the Shares covered by this Prospectus, either as agents for others or as principals for their own accounts, and reselling such Shares pursuant to this Prospectus. Sales of Shares are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. The Selling Stockholders may also offer to sell and sell the Shares in options transactions. Each of the Selling Stockholders has advised the Company that he or it does not anticipate paying any consideration other than usual and customary broker's commissions in connection with sales of the Shares. Each of the Selling Stockholders is acting independently of the Company in making decisions with respect to the timing, manner and size of each sale. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

           In offering the Shares covered by this Prospectus, each of the Selling Stockholders and any broker-dealers who execute sales for such Selling Stockholder may be considered to be "underwriters" within the meaning of the Securities Act, and any profits realized by such Selling Stockholder and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

           The Company has agreed to indemnify in certain circumstances each of the Selling Stockholders and any underwriter and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. Each of the Selling Stockholders has agreed to indemnify in certain circumstances the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

           The Company has agreed with each of the Selling Stockholders to keep the Registration Statement of which this Prospectus constitutes a part effective until the earlier of (i) such time as all of the Shares have been sold by the Selling Stockholders, or (ii) July 15, 1998. The Company intends to deregister any of the Shares not sold by the Selling Stockholders at the end of such period.

           Each of the Selling Stockholders has agreed with the Company not to sell, exchange, transfer, distribute, pledge, dispose of or enter into any transaction to reduce the risk of loss (by short sale or otherwise) or any transaction which would result in a direct or indirect disposition of the Shares until such time as the Company has published (within the meaning of Accounting Series Release Nos. 130 and 135 published by the Commission) financial results for the Company's quarter ending September 30, 1997 (the "Holding Period"). Notwithstanding the foregoing, prior to the expiration of the Holding Period, the Selling Stockholders are permitted to sell, exchange, transfer, pledge, distribute or otherwise dispose of, or reduce interest in or risk relating to, an amount of the Shares which does not exceed in the aggregate, together with any shares of Common Stock disposed of during such period by any other former stockholders of DynaSoft who agreed to comparable share restrictions, the de minimis amount permitted by the Commission in its rules relating to pooling-of-interest accounting treatment, subject to the advance concurrence of the Company, DynaSoft and the independent auditors of the Company.

                                  LEGAL MATTERS

           The validity of the shares offered hereby will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts.


                                     EXPERTS

           The supplemental and historical consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, except as they relate to the consolidated financial statements of RSA as of December 31, 1995 and for each of the two years in the period ended December 31, 1995, included in, or incorporated by reference in, this Prospectus have been audited by Deloitte & Touche LLP as stated in their report with respect to the Supplemental Consolidated Financial Statements dated July 15, 1997 (which expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement of the historical consolidated financial statements for a pooling of interests and a change in the Company's method of accounting for option grants requiring stockholder approval in 1996) included herein and as stated in their reports with respect to the Company's historical consolidated financial statements and schedule dated January 22, 1997 (the report on the historical consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the Company's method of accounting for option grants requiring stockholder approval in 1996) incorporated by reference herein. The consolidated financial statements of RSA as of December 31, 1995 and for each of the two years in the period ended December 31, 1995, (not presented separately herein) have been audited by Ernst & Young LLP, independent auditors, as stated in their report included and incorporated by reference herein. The supplemental and historical financial statements of the Company have been so included and incorporated by reference in reliance upon the reports of Deloitte & Touche LLP given upon its authority as experts in accounting and auditing.

           The report of Ernst & Young LLP on the consolidated financial statements of RSA has been so included and incorporated by reference in reliance upon such report of Ernst & Young LLP given upon its authority as experts in accounting and auditing.

                      SECURITY DYNAMICS TECHNOLOGIES, INC.

             INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page

Report of Deloitte & Touche LLP, independent auditors...................   F-2
Report of Ernst & Young LLP, independent auditors.......................   F-3
Supplemental Consolidated Balance Sheets as of
    December 31, 1995 and 1996 and (Unaudited) June 30, 1997............   F-4
Supplemental Consolidated Statements of Income for the
   Years Ended December 31, 1994, 1995 and 1996 and (Unaudited)
   the Six Months Ended June 30, 1996 and 1997..........................   F-5
Supplemental Consolidated Statements of Stockholders'
   Equity for the Years Ended December 31, 1994, 1995 and 1996
   and (Unaudited) the Six Months Ended June 30, 1997...................   F-6
Supplemental Consolidated Statements of Cash Flows for the
   Years Ended December 31, 1994, 1995 and 1996 and
   (Unaudited) the Six Months Ended June 30, 1996 and 1997..............   F-7
Notes to Supplemental Consolidated Financial Statements.................   F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Security Dynamics Technologies, Inc. and Subsidiaries:

         We have audited the accompanying supplemental consolidated balance sheets of Security Dynamics Technologies, Inc. (the "Company") and subsidiaries as of December 31, 1995 and 1996, and the related supplemental consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The supplemental consolidated financial statements give retroactive effect to the merger of the Company and RSA Data Security, Inc., which has been accounted for as a pooling of interests as described in Note 2 of notes to the supplemental consolidated financial statements. We did not audit the consolidated balance sheet of RSA Data Security, Inc. as of December 31, 1995, or the related consolidated statements of income, stockholders' equity, and cash flows of RSA Data Security, Inc. for the years ended December 31, 1994 and 1995, which consolidated statements reflect total assets of $24,793,000 as of December 31, 1995, and total revenues of $3,077,000 and $11,600,000 for the years ended December 31, 1994 and 1995, respectively. Those consolidated statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for RSA Data Security, Inc. for 1994 and 1995, is based solely on the report of such other auditors.

         The supplemental consolidated financial statements also give retroactive effect to the acquisition of DynaSoft AB as of July 15, 1997, which has been accounted for as a pooling of interests as described in Note 2 of notes to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not cover the date of consummation. These supplemental consolidated financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the report of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Dynamics Technologies, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles for financial statements that are issued for a period which includes the date of consummation of the DynaSoft AB business combination.

As discussed in Note 5 of the notes to the supplemental consolidated financial statements, in 1996 the Company changed its method of accounting for option grants requiring stockholder approval in 1996.


DELOITTE & TOUCHE LLP
Boston, Massachusetts
July 15, 1997

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



To the Board of Directors
RSA Data Security, Inc.

We have audited the consolidated balance sheets of RSA Data Security, Inc. as of December 31, 1995, and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 1995 and 1994 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RSA Data Security, Inc. as of December 31, 1995, and the consolidated results of its operations and its cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.



                                                               Ernst & Young LLP


Palo Alto, California
April 8, 1996

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
Security Dynamics Technologies, Inc. and Subsidiaries
(In thousands, except share data)


                                                                   DECEMBER 31,         JUNE 30,
                                                                   ------------         --------
ASSETS                                                         1995          1996          1997
                                                               ----          ----          ----
                                                                                       (UNAUDITED)
CURRENT ASSETS:
  Cash and equivalents                                      $  50,730     $  11,175     $  24,316
  Marketable securities                                        61,637        95,320        86,437
  Accounts receivable (less allowance for doubtful
     accounts of  $724 in 1995, $527 in 1996 and
     $802 in 1997)                                              8,633        16,500        19,519
  Inventory                                                     1,445         2,606         3,189
  Prepaid expenses and other                                    1,537         4,204         6,069
  Deferred taxes                                                   --            --            79
                                                            -------------------------------------
          TOTAL CURRENT ASSETS                                123,982       129,805       139,609
                                                            -------------------------------------

PROPERTY AND EQUIPMENT
   Customer support equipment                                     187           294           294
   Office furniture and equipment                               4,147        11,007        14,562
   Leasehold improvements                                         309         2,863         3,179
                                                            -------------------------------------
          TOTAL PROPERTY AND EQUIPMENT                          4,643        14,164        18,035
   Less accumulated depreciation and amortization              (1,998)       (3,596)       (5,151)
                                                            -------------------------------------
          PROPERTY AND EQUIPMENT -- NET                         2,645        10,568        12,884
                                                            -------------------------------------

      OTHER ASSETS:
        Investments                                               872         2,924         2,187
        Purchased technology and capitalized
          software costs -- net                                   446           197           247
        Deferred taxes                                            414         1,026         1,026
        Other                                                     300         1,455         1,115
                                                            -------------------------------------

                TOTAL OTHER ASSETS                              2,032         5,602         4,575
                                                            -------------------------------------

      TOTAL                                                 $ 128,659     $ 145,975     $ 157,068
                                                            =====================================


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                          $   2,860     $   5,119     $   4,481
  Accrued payroll and related benefits                          3,187         4,829         5,520
  Accrued expenses and other                                    2,618         4,269         5,098
  Income taxes payable                                            349            51            --
  Deferred revenue                                              4,520         5,503         4,852
  Deferred taxes                                                6,099           832            --
                                                            -------------------------------------
          TOTAL CURRENT LIABILITIES                            19,633        20,603        19,951
                                                            -------------------------------------
MINORITY INTERESTS                                                 --         1,194         2,578
                                                            -------------------------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Common stock, $.01 par value; authorized,
     80,000,000 shares; issued, 35,137,771, 37,220,893
     and 37,903,889 shares in 1995, 1996 and 1997;
     outstanding, 35,137,475, 37,220,597, and 37,903,380
     shares in 1995, 1996 and 1997                                351           372           379
  Additional paid-in capital                                   94,452       102,322       104,607
  Retained earnings                                             4,510        17,685        27,761
  Deferred stock compensation                                    (292)         (174)         (141)
  Treasury stock, common, at cost, 296 shares in 1995
      and 1996, 509 shares in 1997                                 --            --            --
  Cumulative translation adjustment                                95           493          (194)
  Unrealized gain on marketable securities - net                9,910         3,480         2,127
                                                            -------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                          109,026       124,178       134,539
                                                            -------------------------------------
TOTAL                                                       $ 128,659     $ 145,975     $ 157,068
                                                            =====================================

See notes to supplemental consolidated financial statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME
Security Dynamics Technologies, Inc. and Subsidiaries
 (In thousands, except per share data)


                                                                             YEARS ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE 30,
                                                                       --------------------------------  -------------------------
                                                                         1994        1995        1996        1996         1997
                                                                       --------    --------    --------    --------     --------
                                                                                                               (unaudited)
REVENUE                                                                $ 23,866    $ 49,412    $ 83,817    $ 36,111     $ 61,374

COST OF REVENUE                                                           4,837       8,920      18,207       7,451       13,147
                                                                       --------    --------    --------    --------     --------
GROSS PROFIT                                                             19,029      40,492      65,610      28,660       48,227
                                                                       --------    --------    --------    --------     --------
COSTS AND EXPENSES:
  Research and development                                                4,314       6,292      12,382       5,533        8,646
  Purchased research and development                                         --         648       1,000          --           --
  Marketing and selling                                                   8,931      14,263      24,429      10,824       18,770
  General and administrative                                              3,368      10,375      13,403       6,061        7,609
  Merger expenses                                                            --          --       6,100          --           --
                                                                       --------    --------    --------    --------     --------
     Total                                                               16,613      31,578      57,314      22,418       35,025
                                                                       --------    --------    --------    --------     --------
INCOME FROM OPERATIONS                                                    2,416       8,914       8,296       6,242       13,202

Interest income and other                                                   166       1,843       5,004       2,500        2,717
Gain on sale of marketable securities and other income (expense)             99          62      10,872        (141)         197
                                                                       --------    --------    --------    --------     --------
Income before provision for income taxes                                  2,681      10,819      24,172       8,601       16,116

Provision for income taxes                                                1,453       3,369      10,997       3,147        6,040
                                                                       --------    --------    --------    --------     --------
NET INCOME                                                             $  1,228    $  7,450    $ 13,175    $  5,454     $ 10,076
                                                                       ========    ========    ========    ========     ========
                                                                       Pro Forma
Net income per common and common equivalent share                      $    .05    $    .22    $    .34    $    .14     $    .26
                                                                       ========    ========    ========    ========     ========
Weighted average number of common and common equivalent shares
  outstanding                                                            25,231      34,115      38,877      38,398       39,418
                                                                       ========    ========    ========    ========     ========


See notes to supplemental consolidated financial statements

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Security Dynamics Technologies, Inc. and Subsidiaries
Years ended December 31, 1994, 1995 and 1996 and (unaudited) six months ended June 30, 1997 (In thousands, except share data)



                                                   Common Stock           Additional   Retained     Deferred
                                           ------------------------        Paid-in     Earnings       Stock
                                             Shares          Amount        Capital     (Deficit)   Compensation
                                           --------------------------------------------------------------------
Balance, January 1, 1994                   11,831,489    $      118    $    1,778    $   (3,750)    $       --

Common and Treasury stock
  issued for services                          52,032            --            21            --             --
Exercise of stock options                     152,376             1            41            --             --
Deferred stock compensation                        --            --           360            --           (360)
Amortization of deferred stock
  compensation                                     --            --            --            --             85
Issuance of common stock                    6,276,854            63        22,041            --             --
Translation adjustment                             --            --            --            --             --
Dividends accrued on preferred
  stock                                            --            --            --          (418)            --
Conversion of preferred
  stock to common stock                    11,288,756           113         8,832            --             --
Net income                                         --            --            --         1,228             --
                                           --------------------------------------------------------------------
Balance, December 31, 1994                 29,601,507           295        33,073        (2,940)          (275)

Exercise of stock options                     957,434            10           632            --             --
Tax benefit arising from exercise
  of stock options                                 --            --           225            --             --
Deferred stock compensation                        --            --           157            --           (157)
Amortization of deferred stock
  compensation                                     --            --            --            --            140
Issuance of common stock                    4,578,830            46        60,365            --             --
Translation adjustment                             --            --            --            --             --
Change in unrealized gain on marketable
  securities                                       --            --            --            --             --
Net income                                         --            --            --         7,450             --
                                           --------------------------------------------------------------------
Balance, December 31, 1995                 35,137,771           351        94,452         4,510           (292)

Exercise of stock options                     817,123             8         2,598            --             --
Tax benefit arising from exercise
  of stock options                                 --            --         3,702            --             --
Compensation expense                               --            --         1,049            --             --
Amortization of deferred stock
  compensation                                     --            --            --            --            118
Issuance of common stock                    1,265,999            13           521            --             --
Translation adjustment                             --            --            --            --             --
Change in unrealized gain on marketable
  securities                                       --            --            --            --             --
Net income                                         --            --            --        13,175             --
                                           --------------------------------------------------------------------
Balance, December 31, 1996                 37,220,893           372       102,322        17,685           (174)

Unaudited:
  Settlement of RSA escrow                    (36,037)           --            --            --             --
  Exercise of stock options                   719,033             7         1,697            --             --
  Compensation expense                             --            --           588            --             --
  Amortization of deferred stock
    compensation                                   --            --            --            --             33
  Translation adjustment                           --            --            --            --             --
  Change in unrealized gain on marketable
    securities                                     --            --            --            --             --
  Net income                                       --            --            --        10,076             --
                                           --------------------------------------------------------------------
BALANCE, JUNE 30, 1997                     37,903,889    $      379    $  104,607    $   27,761     $     (141)
                                           ====================================================================



                                                                                      Unrealized
                                                 Treasury Stock         Cumulative      Gain on     Stockholders'
                                           -------------------------    Translation    Marketable       Equity
                                              Shares        Amount      Adjustment     Securities    (Deficiency)
                                           ---------------------------------------------------------------------
Balance, January 1, 1994                      90,296     $       (1)    $     (146)    $       --     $   (2,001)

Common and Treasury stock
  issued for services                        (90,000)             1             --             --             22
Exercise of stock options                         --             --             --             --             42
Deferred stock compensation                       --             --             --             --             --
Amortization of deferred stock
  compensation                                    --             --             --             --             85
Issuance of common stock                          --             --             --             --         22,104
Translation adjustment                            --             --           (347)            --           (347)
Dividends accrued on preferred
  stock                                           --             --             --             --           (418)
Conversion of preferred
  stock to common stock                           --             --             --             --          8,945
Net income                                        --             --             --             --          1,228
                                           ---------------------------------------------------------------------
Balance, December 31, 1994                       296             --           (493)            --         29,660

Exercise of stock options                         --             --             --             --            642
Tax benefit arising from exercise
  of stock options                                --             --             --             --            225
Deferred stock compensation                       --             --             --             --             --
Amortization of deferred stock
  compensation                                    --             --             --             --            140
Issuance of common stock                          --             --             --             --         60,411
Translation adjustment                            --             --            588             --            588
Change in unrealized gain on marketable
  securities                                      --             --             --          9,910          9,910
Net income                                        --             --             --             --          7,450
                                           ---------------------------------------------------------------------
Balance, December 31, 1995                       296             --             95          9,910        109,026

Exercise of stock options                         --             --             --             --          2,606
Tax benefit arising from exercise
  of stock options                                --             --             --             --          3,702
Compensation expense                              --             --             --             --          1,049
Amortization of deferred stock
  compensation                                    --             --             --             --            118
Issuance of common stock                          --             --             --             --            534
Translation adjustment                            --             --            398             --            398
Change in unrealized gain on marketable
  securities                                      --             --             --         (6,430)        (6,430)
Net income                                        --             --             --             --         13,175
                                           ---------------------------------------------------------------------
Balance, December 31, 1996                       296             --            493          3,480        124,178

Unaudited:
  Settlement of RSA escrow                       213             --             --             --             --
  Exercise of stock options                                                                                1,704
  Compensation expense                            --             --             --             --            588
  Amortization of deferred stock
    compensation                                  --             --             --             --             33
  Translation adjustment                          --             --           (687)            --           (687)
  Change in unrealized gain on marketable
    securities                                    --             --             --         (1,353)        (1,353)
  Net income                                      --             --             --             --         10,076
                                           ---------------------------------------------------------------------
BALANCE, JUNE 30, 1997                           509      $      --     $     (194)    $    2,127     $  134,539
                                           =====================================================================


         See notes to supplemental consolidated financial statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
Security Dynamics Technologies, Inc. and Subsidiaries
(In thousands)


                                                                          Years Ended December 31,        Six Months Ended June 30,
                                                                    -----------------------------------   -------------------------
                                                                       1994          1995        1996           1996          1997
                                                                    -----------------------------------   -------------------------
                                                                                                                 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                        $   1,228    $   7,450    $  13,175     $   5,454     $  10,076
  Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
    Gain on sale of marketable securities                                  --           --      (11,027)           --            --
    Deferred taxes                                                         57         (746)      (1,548)          (50)          224
    Purchased research and development                                     --          648        1,000            --            --
    Depreciation and amortization                                         633        1,085        1,815           845         1,465
    Provision for notes receivable                                         --          200           --            --            --
    Stock compensation                                                     48          181        1,167           166           621
    Equity in (profits) losses of investees and minority interest         (97)          20          (19)           --            --
    Increase (decrease) in cash from changes in:
      Accounts receivable                                                (182)      (3,281)      (7,950)       (3,979)       (3,563)
      Inventory                                                          (629)        (309)      (1,161)         (920)         (583)
      Prepaid expenses and other                                         (539)      (1,125)      (2,666)       (1,721)         (777)
      Accounts payable                                                  1,021        1,553        2,260         2,392          (611)
      Accrued payroll and related benefits                                494        1,808        1,652          (805)          764
      Accrued expenses and other                                           99          824        1,938           589           877
      Income taxes payable                                                101          265         (298)         (373)         (946)
      Deferred revenue                                                    899        2,320        1,000          (764)         (573)
                                                                    ---------    ---------    ---------     ---------     ---------
            NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES        3,133       10,893         (662)          834         6,974
                                                                    ---------    ---------    ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of marketable securities                                  (7,966)     (64,730)    (119,619)      (75,052)      (48,027)
    Sales and maturities of marketable securities                          --       27,842       85,975        36,382        55,628
    Expenditures for property and equipment                              (981)      (1,891)      (9,418)       (2,597)       (4,018)
    Notes receivable                                                     (228)        (274)          --            --            --
    Capitalized software costs and purchased technology                  (118)        (924)      (1,061)           20          (112)
    Investments and other                                                   9         (734)      (3,224)       (1,477)          323
                                                                    ---------    ---------    ---------     ---------     ---------
            NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES       (9,284)     (40,711)     (47,347)      (42,724)        3,794
                                                                    ---------    ---------    ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sale of common stock, net of issuance costs          22,104       60,411          534           536           133
    Proceeds from exercise of stock options and from stock
      purchase plans                                                       42          642        2,606           541         1,704
    Tax benefit from exercise of stock options                             --          225        3,702            --            --
    Minority interests                                                     --           --        1,213            --         1,384
    Other                                                                 (81)        (786)         537          (111)         (502)
                                                                    ---------    ---------    ---------     ---------     ---------
            NET CASH PROVIDED BY FINANCING ACTIVITIES                  22,065       60,492        8,592           966         2,719
                                                                    ---------    ---------    ---------     ---------     ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS                    88          195         (138)          (35)         (346)
                                                                    ---------    ---------    ---------     ---------     ---------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                        16,002       30,869      (39,555)      (40,959)       13,141

CASH AND EQUIVALENTS, BEGINNING OF PERIOD                               3,859       19,861       50,730        50,730        11,175
                                                                    ---------    ---------    ---------     ---------     ---------
CASH AND EQUIVALENTS, END OF PERIOD                                 $  19,861    $  50,730    $  11,175     $   9,771     $  24,316
                                                                    =========    =========    =========     =========     =========

See notes to supplemental consolidated financial statements.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
Security Dynamics Technologies, Inc. and Subsidiaries
(Information for the six months ended June 30, 1996 and 1997 is unaudited) (In thousands, except share and per share data)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - Security Dynamics Technologies, Inc. ("SDI," which, together with its subsidiaries, is referred to as the "Company") is a leading provider of computer and network enterprise security solutions. The Company's products help companies conduct business securely, protect corporate information assets and facilitate business-to-business electronic commerce. The Company's products include its SecurID "tokens" and access control products, which authenticate the identity of users accessing networked or stand-alone computer resources, RSA developer toolkits and other products used to implement cryptographic electronic data security applications and the BoKs product family, which provides a broad range of security solutions, including secure single sign-on solutions.

The principal markets for the Company's products are the United States, Canada, Latin America, Europe and the Far East, with the United States, Europe and Canada currently being the largest.

BASIS OF PRESENTATION- The supplemental consolidated financial statements have been prepared to give retroactive effect to the acquisition of DynaSoft AB ("DynaSoft") on July 15, 1997 (see Note 2), which has been accounted for as a pooling of interests ("pooling"). Generally accepted accounting principles proscribe giving effect to a merger or business combination accounted for as a pooling in financial statements that do not include the date of consummation. Although these supplemental consolidated financial statements do not extend through the date of consummation, they will become the Company's historical consolidated financial statements after financial statements including the consummation date are issued.

PRINCIPLES OF CONSOLIDATION - The supplemental consolidated financial statements include all accounts of SDI and its subsidiaries. Strategic equity investments for which the Company does not have the ability to exercise significant influence are carried at cost. Investments in partnerships are accounted for in accordance with the allocation of profits and losses under the partnership agreements.

In the fourth quarter of 1996 and the first half of 1997, RSA sold minority interests, which aggregate 24% as of June 30, 1997, in its Japanese subsidiary to third parties for $1,213 and $1,384, respectively. The minority interests in the subsidiary's profits and losses since the purchase dates are not material and are included in interest income and other income in the supplemental consolidated statements of income.

INTERIM RESULTS (UNAUDITED)- In the opinion of management, the accompanying interim unaudited supplemental consolidated financial statements as of June 30, 1997 and for the six-month periods ended June 30, 1996 and 1997 have been prepared on the same basis as the audited supplemental consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and operating results of the Company for such periods.

STOCK SPLITS - In October 1995 and October 1996, the Board of Directors declared two-for-one splits of the Company's common stock effected in the form of stock dividends. All share and per share data have been adjusted to reflect the two-for-one stock splits of the Company's common stock.


REVENUE RECOGNITION - Revenue from software license fees, developer toolkits, patent license fees and the sale of hardware products is recognized upon shipment of the product, provided that no significant obligations remain and collection of the receivable is considered probable. Shipments to distributors are based upon receipt of a purchase order from end users by the distributor. Revenue from charges for maintenance services is deferred and recognized ratably over the maintenance period, generally twelve months. No customer accounted for 10% or more of the Company's revenue in any period reported.

WARRANTY POLICY - The Company's standard practice is to provide a warranty on all SecurID tokens for the customer-selected programmed life of the token and to replace any damaged tokens (other than tokens damaged by a user's negligence or alteration) free of charge. The Company generally sells each of its other products to customers with a 90-day warranty. The Company provides a reserve for warranties based upon historical experience.

INVENTORY - Inventory consists primarily of finished SecurID tokens and ACM hardware products and is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (two to five years).

RESEARCH AND DEVELOPMENT, CAPITALIZED SOFTWARE AND PURCHASED TECHNOLOGY COSTS - Research and development costs, including purchased research and development, are expensed as incurred. The Company capitalizes certain software costs after technological feasibility has been established. Capitalized amounts are reported at the lower of unamortized cost or net realizable value and are amortized to cost of revenue over the estimated useful lives (two to three years) starting at the general release of the software product to customers. Purchased technology consists of acquired software and is recorded at cost. Amortization is provided over estimated lives of two years. Amortization expense for capitalized software and purchased technology approximated $176, $298 and $330 for 1994, 1995 and 1996, respectively, and $135 and $166 for the six months ended June 30, 1996 and 1997, respectively.

CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES - The Company classifies its marketable securities as "available for sale," and, accordingly, carries such securities at aggregate fair value. Unrealized gains and losses are included as a component of stockholders' equity, net of tax effect. The Company's marketable securities consisted of the following:


                                      DECEMBER 31,                         JUNE 30, 1997
                              ---------------------------------------------------------------
                                           1995                   1996
                                           ----                   ----
                              Aggregate            Aggregate             Aggregate
                              Fair Value   Cost    Fair Value     Cost   Fair Value    Cost
                              ---------------------------------------------------------------
U.S. Government obligations    $43,796    $43,632    $88,171    $88,161    $69,710    $69,672
Corporate equity securities     16,680         60      5,809         20      4,512        983
Tax-exempt securities            1,013      1,013         --         --         --         --
Corporate debt securities          148        145      1,340      1,340     12,215     12,227
                              ---------------------------------------------------------------
          Total                $61,637    $44,850    $95,320    $89,521    $86,437    $82,882
                              ===============================================================

At December 31, 1996 and June 30, 1997, substantially all of the Company's U.S. Government obligations and corporate debt securities had contractual maturities of two years or less. There were no sales of marketable securities for 1994, 1995 or the six months ended June 30, 1997. Proceeds from the sale of marketable securities for 1996 amounted to $11,067. The specific identified cost basis of the securities was used to determine the gain. Unrealized gross gains at December 31, 1995, 1996 and June 30, 1997 were $16,687, $5,799 and $3,555, respectively.

ADVERTISING- Advertising costs are expensed as incurred. Total advertising expense was approximately $424, $501 and $561 for 1994, 1995 and 1996, respectively, and $218 and $145 for the six months ended June 30, 1996 and 1997, respectively.

INCOME TAXES - The Company utilizes the liability method of accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The Company provides for taxes on the undistributed earnings of foreign subsidiaries which are ultimately expected to be remitted to the parent company. Unrecognized provisions for taxes on undistributed earnings of foreign subsidiaries which are considered permanently invested are not material to the Company's consolidated financial position or results of operations.

FOREIGN CURRENCY - The Company considers the local currencies of the countries in which the Company's branches and subsidiaries are domiciled to be the functional currencies. Translation adjustments are accumulated in a separate component of equity.

NET INCOME PER SHARE - Net income per share is based on the weighted average number of common shares outstanding which assumes on a pro forma basis for 1994 that all series of convertible preferred stock had been converted to common stock as of the original issuance dates. All series of the Company's preferred stock were converted into shares of common stock on December 21, 1994. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive, except in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83 (the "Bulletin"). The Bulletin requires all shares of common stock issued and options to purchase shares of common stock granted by the Company during the twelve-month period prior to the filing of an initial public offering be included in the calculation as if they were outstanding for all periods. For 1994, historical income per share, which excludes the assumed conversions of the convertible preferred, was $.01.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share," which is required to be adopted in the fourth quarter of 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15 and is intended to simplify the computation of earnings per share and to make the U.S. computations more comparable with international computations. The pro forma basic and diluted earnings per share (as defined by SFAS No. 128) would have been as follows:


                                                                SIX MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,          JUNE 30,
                                    --------------------------------------------
                                    1994      1995      1996      1996      1997
                                    ----      ----      ----      ----      ----
Basic                               $.05      $.23      $.36      $.15      $.27
Diluted                              .05       .22       .34       .14       .26

FINANCIAL INSTRUMENTS - The carrying values of cash and equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. Marketable securities are carried at aggregate fair value. The Company's 24% interest in VeriSign, Inc. ("VeriSign")(Note 3) is accounted for under the equity method. Investments represent strategic equity positions in companies and are stated at cost. It is not practicable to measure the estimated fair value of such investments.

Two of the companies in which the Company has equity positions had initial public offerings in 1996. In April 1997, an amendment to Rule 144 under the Securities Act of 1933 became effective, which, among other things, shortened the holding periods for sales of restricted securities under Rule 144. As a result of this amendment, the Rule 144 holding-period requirements for certain restricted securities (including shares of common stock of the two companies which completed initial public offerings in 1996) currently held by the Company will be met in 1997. Accordingly, these restricted securities, which have a cost of $737, have been reclassified in 1997 from investments to marketable securities as of June 30, 1997.

USE OF ESTIMATES - The preparation of the Company's supplemental consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK - The Company licenses its ACE/Server and BoKS software and token technology to various customers in a diverse industry range. Toolkit and patent licenses are issued primarily to companies in the computer and software industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company generally requires no collateral from its customers.

STOCK-BASED COMPENSATION - The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock option grants to employees (and non-employees prior to January 1, 1996). Since January 1, 1996, the Company applies SFAS No. 123, "Accounting for "Stock-Based Compensation" and related interpretations for accounting for stock option grants to non-employees.

LONG-LIVED ASSETS - Effective January 1, 1996, the Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for 1996. The adoption of SFAS No. 121 did not have an impact on the Company's supplemental consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS - In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 130" and "SFAS 131," respectively). The Company will be required to adopt the provisions of these statements in fiscal 1998. SFAS 130 provides standards for reporting items considered to be "comprehensive income" and uses the term "other comprehensive income" to refer to revenue, expenses, gains and losses that are included in comprehensive income under generally accepted accounting principles but excluded from net income. Currently the only items considered other comprehensive income, as defined in SFAS 130 are the unrealized gains and losses on marketable securities and cumulative translation adjustments, which are recorded as components of stockholders' equity. SFAS 131 establishes new standards for reporting information about operating segments. The Company believes that the provisions of SFAS 130 or SFAS 131 will not, when adopted, have a material impact on the Company's financial statements.

2. MERGER AND ACQUISITION
On July 15, 1997, SDI acquired DynaSoft AB (the "Acquisition" and "DynaSoft," respectively). On July 26, 1996, SDI completed a merger with RSA Data Security, Inc. (the "Merger" and "RSA," respectively). The Acquisition and the Merger have been accounted for as poolings of interests and therefore the supplemental consolidated financial statements for all periods prior to the Merger and the Acquisition have been restated to include the accounts and operations of RSA and DynaSoft with those of SDI. Expenses related to these transactions for investment banking, professional fees and other direct expenses are recorded at the respective dates of the Acquisition and Merger.

RSA, located in Redwood City, California, is a recognized world leader in cryptography and develops, markets and supports cryptographic and electronic data security products and provides cryptographic consulting services. Products are licensed to original equipment manufacturers ("OEMs") which incorporate the technology into their products. Developer toolkits and other products are used to implement cryptographic electronic data security applications such as electronic mail, communications privacy, client/server data security, smart cards and other key information technologies.

DynaSoft is based in Stockholm, Sweden and offers a range of software security solutions, including secure single sign-on ("SSSO") solutions, through its BoKS product family. Products are sold worldwide through direct sales and through OEM licensing agreements with Sun Microsystems, Hewlett-Packard, and other companies.

Under the terms of the Merger, each share of RSA common stock was exchanged for
1.66112 shares of the Company's common stock and the Company issued a total of 6,683,078 shares of its common stock to RSA stockholders and options to purchase a total of 1,316,922 shares of the Company's common stock to option holders of RSA.

Under the terms of the Acquisition, the Company issued approximately 2.7 million shares of common stock in exchange for approximately 95% of the outstanding shares and certain of the outstanding options to acquire shares of DynaSoft. The Company paid $6,035 to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options.

Investment banking, professional fees and other direct expenses incurred in connection with the Merger were approximately $6,100 in 1996. The Company anticipates expenses in connection with the Acquisition will approximate $8,500 and will be expensed in the third quarter of 1997.

No adjustments to conform accounting policies of the Company and RSA were required. Adjustments to conform accounting policies of DynaSoft to those of the Company were not material.

Revenue and net income (loss) for the previously separate companies were:


                                                                        SIX MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,              JUNE 30,
                              1994         1995        1996            1996           1997
                           -----------------------------------------------------------------
REVENUE
         SDI               $ 17,572     $ 33,804    $ 70,105        $ 26,240        $ 56,097
         RSA                  3,077       11,600       6,043(a)        6,043(a)           --
         DynaSoft             3,217        4,008       7,669           3,828           5,277
                           -----------------------------------------------------------------
                  Total    $ 23,866     $ 49,412    $ 83,817        $ 36,111        $ 61,374
                           =================================================================

NET INCOME (LOSS)
         SDI               $  2,315     $  5,812    $ 13,428        $  5,435        $ 10,231
         RSA                 (1,727)         950        (383)(a)        (383)(a)          --
         DynaSoft               640          688         130             402            (155)
                           -----------------------------------------------------------------
                  Total    $  1,228     $  7,450    $ 13,175        $  5,454        $ 10,076
                           =================================================================

(a) Revenue and net loss of RSA for 1996 include only the six month period prior to the consummation of the Merger.

Pursuant to escrow agreements entered into with the Company by DynaSoft and RSA in connection with the Acquisition and the Merger, respectively, 10.0% of the shares of the Company's common stock issued to holders of DynaSoft's stock and 12.5% of the shares of the Company's common stock issued to holders of RSA stock and issuable to holders of RSA options were placed in escrow, pending settlement of any breaches of representations, warranties or covenants to the Acquisition and Merger agreements. In June 1997, the Company and the holders of the RSA shares reached settlement with respect to claims against the escrow shares and 36,250 shares were distributed to the Company and 837,957 shares were distributed to the holders of the RSA shares. Of the shares received by the Company, 213 shares were accounted for as treasury stock and the remainder were cancelled.

3. INVESTMENTS
Investments were as follows:


                                                 DECEMBER 31,        JUNE 30,
                                               1995        1996        1997
                                              ------------------      ------
VeriSign, Inc.                                $  510      $  687      $  687
VPNet Technologies, Inc.                          --       1,500       1,500
Other                                            362         737          --
                                              ------      ------      ------
Total                                         $  872      $2,924      $2,187
                                              ==================      ======

Prior to 1997, other investments were carried at the lower of cost or estimated realizable value (See Note 1, "Financial Instruments.")

VeriSign, Inc. - On April 17, 1995, and February 20, 1996, SDI purchased 425,000 shares of Series A and 72,091 shares of Series B Convertible Preferred Stock, respectively, of VeriSign of Redwood City, California for an aggregate purchase price of $687. VeriSign was organized to provide digital certificates and related services that use public-key cryptography to ensure essential privacy and authentication features. During 1995, RSA granted certain rights and privileges in certain technology to VeriSign in connection with VeriSign's incorporation and received 4,000,000 shares of VeriSign common stock. The Company's voting interest was approximately 44% and 24%, at December 31, 1995 and 1996, respectively and 24% at June 30, 1997.

VPNet Technologies, Inc. - On December 2, 1996, the Company purchased 250,000 shares of Series B Preferred Stock of VPNet Technologies, Inc. ("VPNet") of San Jose, California, for an aggregate purchase price of $1,500. VPNet was organized to develop and market products and technologies for implementing high-performance virtual private networks. The Company's investment in VPNet represents a minority interest of less than 10% of VPNet's voting stock and is carried at cost.

4. PREFERRED STOCK
In accordance with the Company's Second Restated Certificate of Incorporation, as in effect immediately prior to the Company's initial public offering (the "IPO"), all shares of the Company's Series A, B and C preferred stock were converted to 11,288,756 shares of common stock upon the closing of the IPO on December 21, 1994. At December 31, 1994, all shares of preferred stock had been canceled and retired.

5. STOCK OPTION AND PURCHASE PLANS
1986 STOCK OPTION PLAN ("1986 PLAN") - The Company's 1986 Plan terminated by its terms in 1996 although options remain outstanding at June 30, 1997. In general, options granted under the 1986 Plan become exercisable in equal annual installments over four years and expire ten years from the date of grant.

1994 STOCK OPTION PLAN ("1994 PLAN") - In October 1994, the Board of Directors adopted the Company's 1994 Plan. The 1994 Plan authorizes (i) the grant of options to purchase common stock intended to qualify as incentive stock options and (ii) the grant of options that do not so qualify (non-statutory options) to employees, officers, directors and consultants of the Company. Option exercise prices for incentive stock options granted under the 1994 Plan may not be less than 100% of the fair market value of the shares. In general, options granted under the 1994 Plan become exercisable in equal annual installments over four years and expire ten years from the date of grant. On April 24, 1997, at the Annual Meeting of Stockholders of the Company, the stockholders adopted an amendment increasing the number of shares authorized for issuance under the 1994 Plan from 4,820,000 to 6,570,000. Shares of common stock available for option grants were 1,801,185 at June 30, 1997.

1994 DIRECTOR STOCK OPTION PLAN ("DIRECTOR PLAN") - In October 1994, the Board of Directors adopted the Company's Director Plan . The Director Plan permits the granting of options to purchase up to a maximum of 300,000 shares of common stock to non-employee members of the Board of Directors. The exercise price of the options may not be less than 100% of the fair market value on the date of the grant. Options granted under the Director Plan become exercisable at the earlier of the date of the next Annual Meeting of Stockholders or one year from the date of grant and expire ten years from the date of grant. Shares of common stock available for option grant were 103,000 at June 30, 1997.

1994 EMPLOYEE STOCK PURCHASE PLAN ("PURCHASE PLAN") - In October 1994, the Board of Directors adopted the Company's Purchase Plan. The Purchase Plan provides for sales to participating employees of up to 400,000 shares of common stock, at prices of not less than 85% of the closing price on either the first day or the last day of the offering period, whichever is lower. Shares purchased under the Plan were 35,716, and 91,408 and 119,779 at December 31, 1995 and 1996 and at June 30, 1997, respectively.

RSA OPTIONS - At the effective date of the Merger, the then-outstanding options to purchase shares of RSA common stock, issued under RSA's 1987 Stock Option Plan (the "RSA Option Plan"), were exchanged for options to purchase an aggregate of 1,316,922 shares of the Company's common stock. All option activity data has been retroactively adjusted to the earliest period presented to give effect to the conversion of the RSA options. Incentive stock options and non-statutory stock options were awarded to employees, officers, directors, consultants and independent contractors and were generally immediately exercisable for a term of five years. In the event of termination of employment or consulting services, the Company has the option to repurchase at the original exercise price any unvested shares. At June 30, 1997, options as to 955,108 shares were subject to repurchase rights, and a total of 69,844 shares were subject to repurchase which were previously issued upon the exercise of stock options.

DYNASOFT OPTIONS - In connection with the Acquisition of DynaSoft, the Company exchanged options to purchase 44,931 shares of the Company's common stock for all of the then outstanding options to purchase shares of DynaSoft.

A summary of stock option activity under all plans, including converted RSA and DynaSoft options, is as follows:


                                                            Weighted Average
                                                                Exercise
                                             Shares          Price Per Share
                                         ---------------------------------------
OUTSTANDING AT JANUARY 1, 1994              2,181,990             $ 0.29
  Granted                                     666,082               1.11
  Exercised                                  (152,376)              0.06
                                           ----------
OUTSTANDING AT DECEMBER 31, 1994            2,695,696               0.47
  Granted                                   1,485,486               5.25
  Exercised                                  (921,718)              0.47
  Canceled                                    (80,269)              0.95
                                           ----------
OUTSTANDING AT DECEMBER 31, 1995            3,179,195               2.69
  Granted                                   2,332,212              29.12
  Exercised                                  (761,633)              2.33
  Canceled                                    (27,317)             21.57
                                           ----------
OUTSTANDING AT DECEMBER 31, 1996            4,722,457              15.71
  Granted                                     957,383              29.35
  Exercised                                  (690,662)              1.45
  Canceled                                    (81,796)             26.10
                                           ----------
OUTSTANDING AT JUNE 30, 1997                4,907,382              20.26
                                           ==========
  Exercisable at December 31, 1994          2,293,266               0.31
                                           ==========
  Exercisable at December 31, 1995          2,261,327               0.40
                                           ==========
  Exercisable at December 31, 1996          2,127,928               1.69
                                           ==========
  Exercisable at June 30, 1997              1,851,971               6.16
                                           ==========

The following table sets forth information regarding stock options outstanding at December 31, 1996 under all plans:


                                                                          Weighted Average     Weighted Average
                  Range of             Number             Weighted           Remaining        Exercise Price for
Number of         Exercise            Currently           Average        Contractual Life         Currently
 Options          Prices             Exercisable       Exercise Price          (Years)           Exercisable
---------        -------------       -----------       --------------          -------           -----------
  324,800        $0.05 - 0.06           324,800           $    0.05               0.6              $    0.05
  384,000             0.10              384,000                0.10               3.2                   0.10
   28,000         0.25 - 0.35                --                0.29               5.8                     --
   76,800             0.45               15,200                0.45               7.0                   0.45
   59,656             0.76               27,718                0.76               9.9                   0.76
  985,414         0.85 - 0.90           975,874                0.90               7.8                   0.90
   39,450         1.75 - 2.55            11,650                2.25               7.6                   2.28
  197,185         2.95 - 4.22           187,185                3.32               8.9                   3.34
   23,252             6.62               23,252                6.62               9.2                   6.62
  546,000         9.97 - 14.31          178,249               10.26               8.6                  10.27
1,315,600         24.30 - 35.63              --               27.91               9.3                     --
  742,300         38.00 - 44.21              --               40.34               9.7                     --
---------                             ---------
4,722,457         0.05 - 44.21        2,127,928               15.71               7.8                   1.69
=========                             =========

ACCOUNTING FOR STOCK OPTIONS
For certain options and stock awards granted in 1994, 1995, 1996, and 1997 the Company is recognizing compensation expense based on the excess of fair market value over the option exercise or award prices at dates of grant. Compensation is being recognized ratably over the vesting periods.

On April 1, 1996 and April 24, 1996, options to purchase 200,000 shares and 38,900 shares of common stock were granted at exercise prices of $24.30 and $38.20, respectively, subject to stockholder approval of an amendment to the 1994 Plan increasing the number of shares available for grant to 4,820,000 shares. On May 22, 1996, the stockholders approved the amendment to the 1994 Plan.

For options granted prior to April 1, 1996, because approval of the stockholders was required and considered perfunctory, the Company measured compensation expense on the date of grant by the Board of Directors or the Compensation Committee of the Board of Directors. As a result of discussions with the Staff of the Securities and Exchange Commission, the Company changed its accounting policy on options requiring stockholder approval to measure compensation expense on the approval date. This change resulted in an aggregate compensation expense of approximately $4,500 relating to the April 1, 1996 and April 24, 1996 option grants, which the Company is recognizing over the remainder of the four-year vesting period of the options from May 22, 1996. The effect of this change was to reduce income from operations by $667 in the year ended December 31, 1996.

Total compensation expense relating to certain options and stock awards amounted to $48, $181 and $1,167 for the years ended December 31, 1994, 1995 and 1996, respectively, and $166 and $621 for the six months ended June 30, 1996 and 1997, respectively.

PRO FORMA DISCLOSURE - Had the Company recognized compensation costs for the employee and director stock option and purchase plans based on the fair value for awards under those plans after January 1, 1995, in accordance with SFAS No. 123 "Accounting for Stock Based Compensation," net income and earnings per share would have been as follows:


                                            YEARS ENDED DECEMBER 31,
                                            ------------------------
                                              1995            1996
                                            --------        --------
Net income                 As reported      $  7,450        $ 13,175
                           Pro forma           7,026          10,745
Net income per share       As reported      $    .22        $    .34
                           Pro forma             .21             .28

The fair values used to compute pro forma net income and net income per share were estimated fair value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:



                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                         1995           1996
STOCK OPTION PLANS
         Risk-free interest rate                          6.0%           6.0%
         Expected life of option grants (years)           4.4            4.4
         Expected volatility of underlying stock         57.5%          57.5%
         Expected dividend payment rate                   0.0%           0.0%
         Expected forfeiture rate                         4.1%           4.1%

EMPLOYEE STOCK PURCHASE PLAN
         Risk-free interest rate                          5.9%           5.2%
         Expected life of option grants (years)           0.5            0.5
         Expected volatility of underlying stock         57.5%          57.5%
         Expected dividend payment rate                   0.0%           0.0%


The weighted average fair value of stock options granted, calculated using the Black-Scholes option-pricing model, was $2.74 and $15.67 during the years ended December 31, 1995 and 1996, respectively. The weighted fair value of stock options granted under the Purchase Plan, calculated using the Black-Scholes option-pricing model was $6.72 and $25.26 during 1995 and 1996, respectively.

6.  INCOME TAXES
The provision for income taxes consisted of the following:


                                                      YEARS ENDED DECEMBER 31,
                                               -----------------------------------
                                                  1994        1995         1996
                                                  ----        ----         ----
Current:
  Federal                                      $    882     $  3,049     $  7,359
  State                                             281          781          930
  Foreign                                           265          302          399
                                               --------     --------     --------
     Total                                        1,428        4,132        8,688
Deferred:
  Federal                                          (256)         (93)      (1,219)
  State                                             (15)         (26)        (174)
  Change in valuation allowance                     296         (869)          --
                                               --------     --------     --------
     Total                                           25         (988)      (1,393)
Tax benefit from exercise of stock options:
  Federal                                            --          179        3,452
  State                                              --           46          250
                                               --------     --------     --------
     Total                                           --          225        3,702
                                               --------     --------     --------
Total                                          $  1,453     $  3,369     $ 10,997
                                               ========     ========     ========

Significant components of the Company's deferred tax assets and liabilities were as follows:


                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                             1995         1996
                                                           -------      -------
Deferred tax assets (liabilities) -- current:
  Marketable securities                                    $(6,877)     $(2,319)
  Deferred revenue                                              98          854
  Allowance for doubtful accounts                              293          211
  Compensation                                                 146          205
  Inventory reserves                                            66           66
  Warranty obligation                                           42           42
  Commissions                                                   80           42
  Net operating loss carryforwards                              81           --
  Other                                                        (28)          67
                                                           -------      -------
Net deferred tax liabilities -- current                    $(6,099)     $  (832)
                                                           =======      =======

Deferred tax assets (liabilities) -- non current:
  Acquisition of technology                                    249          733
  Compensation                                                  --          326
  Capitalized software development costs                       (89)         (79)
  Net operating loss carry forwards                             --           32
  Other                                                        254           14
                                                           -------      -------
Net deferred tax assets -- non current:                    $   414      $ 1,026
                                                           =======      =======

A reconciliation between the statutory and effective income tax rates follows:


                                              YEARS ENDED DECEMBER 31,
                                             -------------------------
                                             1994      1995      1996
                                             -------------------------
Statutory tax rate                           34.0%     34.0%     35.0%
State income taxes net of federal benefit    10.5       5.4       3.2
Merger expenses                                --        --       8.3
Foreign income taxes                        (13.0)      (.3)       .3
Change in valuation allowance                16.5      (8.8)       --
Foreign expenses without tax benefit          8.5        --        --
Other                                        (2.3)       .8      (1.3)
                                             -------------------------
Effective income tax rate                    54.2%     31.1%     45.5%
                                             =========================

The income tax provision for the six months ended June 30, 1996 and 1997 is based upon the estimated effective tax rates of 37.5% and 37.6%, respectively, for the full years.

Cash payments for income taxes were approximately $1,323, $4,140 and $8,384 for 1994, 1995 and 1996, respectively, and $3,801 and $7,099 for the six months ended June 30, 1996 and 1997, respectively.

7. RETIREMENT AND SAVINGS PLAN
The Company has a 401(k) retirement and savings plan (the "Plan") established in 1986 covering substantially all domestic employees. The Plan allows each participant to defer up to 15% of annual earnings up to an amount not to exceed an annual statutory maximum. Subject to the approval of the Board of Directors on an annual basis, the Company may make, at its discretion, profit-sharing contributions and/or match employee deferrals. At December 31, 1995 and 1996, the Company had accrued, and the Board of Directors had approved, profit-sharing contributions approximating $78 and $305, respectively. The Board of Directors also approved for 1995 and 1996 matching contributions in an amount equal to one-third of the employee deferrals up to 6% of annual earnings (or a total of 2%), subject to certain eligibility requirements. Matching contributions amounted to $88, $112 and $261 for 1994, 1995 and 1996, respectively.

8. COMMITMENTS
The Company leases office facilities and automobiles under non-cancelable operating leases expiring through 2006. Future minimum rental payments are as follows for years ending December 31:

1997                         $2,306
1998                          2,126
1999                          2,025
2000                          1,256
2001                          1,300
Balance thereafter            5,934


Net rent expense for 1994, 1995 and 1996 was approximately $618, $1,026 and $2,004, respectively, and for the six months ended June 30, 1996 and 1997 was approximately $788 and $1,359, respectively. Rent collected from a sublease of the Company's former headquarters was $0, $0 and $108 in 1994, 1995 and 1996, respectively, and $0 and $216 for the six months ended June 30, 1996 and 1997, respectively.

During 1996, the Company issued an unsecured irrevocable standby letter of credit in the amount of $750 to the landlord of its corporate headquarters in lieu of a security deposit.

As of June 30, 1997, DynaSoft had approximately $673 due to a bank. The amount, payable upon demand, bears interest at 13% and is included in accrued expenses and other.

In December 1994, the Company entered into an agreement with Progress Software Corporation ("Progress Software"), a vendor of commercial database software, for the right to use certain of Progress Software's software to enhance the functionality of the Company's ACE/Server software. The Company began incurring royalties under the Progress Software agreement in the fourth quarter of 1995 as a result of the commercial introduction of ACE/Server v2.0 in October 1995. The Company renewed this agreement in November 1996, and at December 31, 1996, the Company had prepaid $1,040 under this agreement. In the first quarter of January 1997, in accordance with the terms of the agreement, and in order to obtain favorable pricing, the Company prepaid a further $2,500.

RSA has a license for cryptographic communication technology and devices from the Massachusetts Institute of Technology ("MIT") which granted to RSA, through September 2000, an exclusive right to use, lease or sell technology, subject to payment of royalties.

Royalty expense was $118, $706 and $2,009 for 1994, 1995 and 1996, respectively, and $1047 and $2,370 for the six months ended June 30, 1996 and 1997, respectively.

9. SEGMENT INFORMATION
The Company operates in only one industry segment. Export sales are summarized as follows:


                                                              SIX MONTHS ENDED
                             YEARS ENDED DECEMBER 31,              JUNE 30,
                         -------------------------------     -------------------
                           1994        1995        1996        1996        1997
                         -------     -------     -------     -------     -------
Europe                   $ 2,005     $ 5,116     $11,616     $ 4,963     $ 9,205
Canada                     1,230       2,772       4,511       2,038       3,636
Asia/Pacific                 176         571       2,518         921       2,574
Latin America                 --          --         198          --         204
                         -------     -------     -------     -------     -------
                         $ 3,411     $ 8,459     $18,843     $ 7,922     $15,619
                         =======     =======     =======     =======     =======


10.  LITIGATION
The Cylink Settlement - Since 1994, RSA had been involved in arbitration and litigation proceedings (collectively, the "Litigation") relating, among other things, to (i) the validity of a U.S. patent (the "RSA/MIT Patent") developed at MIT and licensed to RSA; (ii) the rights of Cylink Corporation ("Cylink") and its subsidiary Caro Kann Corporation ("CKC"), competitors of RSA, to use and sub-license the RSA/MIT Patent; (iii) the validity and scope of certain U.S. patents (the "Stanford Patents") which cover Cylink's fundamental encryption technology and have been licensed to Cylink by the Board of Trustees of the Leland Stanford Junior University; and (iv) the liability, if any, of RSA for infringing or contributing to the infringement of the Stanford Patents. On December 31, 1996, RSA, Cylink and CKC entered into a comprehensive settlement relating to the Litigation. As part of the settlement, (a) the parties agreed to dismiss all claims relating to the Litigation, (b) Cylink granted to RSA all necessary rights to the Stanford Patents and (c) RSA granted to Cylink a license to RSA's cryptographic software toolkit.

The ActivCard Settlement - In December 1995, the Company, together with co-plaintiff Vasco Data Security, Inc. ("Vasco"), filed suit in the U.S. District Court for the Northern District of California against ActivCard, Inc. and ActivCard S.A. (together, "ActivCard") alleging infringement of certain patents of the Company and Vasco that collectively cover a range of technology used to secure data access. The suit sought monetary damages and an injunction against further infringement. In February 1996, in response to the Company's repeated infringement allegations and prior to the serving of the Company's complaint on ActivCard, ActivCard filed a complaint against the Company in the same court seeking a declaratory judgment of non-infringement, invalidity and unenforceability of the Company's patents asserted in the suit brought with Vasco. In October 1996, Vasco, the Company and ActivCard entered into a settlement agreement with respect to this litigation. Pursuant to the terms of the settlement agreement, the Company and Vasco agreed to dismiss with prejudice their claims against ActivCard and ActivCard similarly agreed to dismiss with prejudice its claims against the Company and Vasco. In connection with this settlement, ActivCard agreed to license certain patents from the Company and Vasco.

The Company has been named as a defendant in other legal actions arising from its normal business activities. The Company carries insurance against liability for certain types of risks. Although the amount of liability that could result from any litigation cannot be predicted, in the opinion of management, after consulting with legal counsel, the Company's potential liability on all known claims would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

11.  RELATED PARTY TRANSACTIONS
A stockholder provides consulting services to the Company and received $81, $91 and $97 in 1994, 1995 and 1996, respectively, and $41 and $56 during the six months ended June 30, 1996 and 1997, respectively. As of June 30, 1997, the DynaSoft had approximately $25 due to a stockholder payable upon demand.

12.  QUARTERLY OPERATING RESULTS
The following table sets forth unaudited supplemental quarterly results of operations of the Company for each of the quarters in the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997. The Company believes that this information has been prepared on the same basis as the Company's audited Supplemental Consolidated Financial Statements and that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, in accordance with generally accepted accounting principles, the quarterly information when read in conjunction with the Company's audited Supplemental Consolidated
Financial Statements and the Notes thereto included elsewhere in this Prospectus. The quarterly operating results are not necessarily indicative of future results of operations.


                                         QUARTERLY STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                   THREE MONTHS ENDED
                                         -------------------------------------------------------------------------

                                          MAR. 31     JUNE 30        SEPT.     DEC. 31      MAR. 31     JUNE 30
                                            1995        1995        30 1995      1995        1996        1996
                                         --------     --------     --------    --------    --------    --------
Revenue .............................    $  7,387     $ 11,698     $ 14,849    $ 15,478    $ 16,290    $ 19,821
Cost of revenue .....................       1,373        2,111        2,357       3,079       3,671       3,780
                                         --------     --------     --------    --------    --------    --------

           Gross profit .............       6,014        9,587       12,492      12,399      12,619      16,041
Costs and expenses:
  Research and development ..........       1,348        1,595        1,509       1,840       2,342       3,191
  Purchased research and development           --           --          648          --          --          --
  Marketing and selling .............       3,084        3,445        3,495       4,239       5,004       5,820
  General and administrative ........       1,629        2,650        2,307       3,789       2,901       3,160
  Merger expenses ...................          --           --           --          --          --          --
                                         --------     --------     --------    --------    --------    --------

           Total ....................       6,061        7,690        7,959       9,868      10,247      12,171
                                         --------     --------     --------    --------    --------    --------

Income (loss) from operations .......         (47)       1,897        4,533       2,531       2,372       3,870
Interest income and other ...........         396          447          379         621       1,274       1,226
Gain on sale of marketable securities
  and other income (expense) ........          86         (157)          46          87           1        (142)
                                         --------     --------     --------    --------    --------    --------

Income before provision for income
  taxes .............................         435        2,187        4,958       3,239       3,647       4,954
Provision for income taxes ..........         667        1,134          338       1,230       1,304       1,843
                                         --------     --------     --------    --------    --------    --------

Net income (loss) ...................    $   (232)    $  1,053     $  4,620    $  2,009    $  2,343    $  3,111
                                         ========     ========     ========    ========    ========    ========

Net income per equivalent share .....    $  (0.01)    $   0.03     $   0.14    $   0.06    $   0.06    $   0.08
                                         ========     ========     ========    ========    ========    ========

Weighted average number of shares ...      32,411       33,699       33,951      35,445      37,777      39,039
                                         ========     ========     ========    ========    ========    ========



                              QUARTERLY STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                            THREE MONTHS ENDED
                              -----------------------------------------------------------------------

                                              SEPT.       DEC. 31     MAR. 31      JUNE 30
                                             30 1996       1996        1997          1997
                                            --------     --------    --------     --------

Revenue .............................       $ 21,143     $ 26,563    $ 28,419     $ 32,955
Cost of revenue .....................          5,283        5,473       6,417        6,730
                                            --------     --------    --------     --------

           Gross profit .............         15,860       21,090      22,002       26,225
Costs and expenses:
  Research and development ..........          3,134        3,715       3,848        4,798
  Purchased research and development              --        1,000          --           --
  Marketing and selling .............          5,988        7,617       8,669       10,101
  General and administrative ........          3,208        4,134       3,389        4,220
  Merger expenses ...................          6,100           --          --           --
                                            --------     --------    --------     --------

           Total ....................         18,430       16,466      15,906       19,119
                                            --------     --------    --------     --------

Income (loss) from operations .......         (2,570)       4,624       6,096        7,106
Interest income and other ...........          1,119        1,385       1,271        1,446
Gain on sale of marketable securities
  and other income (expense) ........          4,553        6,460         (25)         222
                                            --------     --------    --------     --------
Income before provision for income
  taxes .............................          3,102       12,469       7,342        8,774
Provision for income taxes ..........          3,284        4,566       2,781        3,259
                                            --------     --------    --------     --------

Net income (loss) ...................       $   (182)    $  7,903    $  4,561     $  5,515
                                            =========    ========    ========     ========
Net income per equivalent share .....       $     --     $   0.20    $   0.12     $   0.14
                                            =========    ========    ========     ========

Weighted average number of shares ...         39,168       39,563      39,299       39,527
                                            =========    ========    ========     ========

================================================================================

           NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION OF AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                 ---------------


                                TABLE OF CONTENTS
                                                                            PAGE
Available Information................................                         2
Incorporation of Certain Documents
    By Reference.....................................                         2
Special Note Regarding
  Forward-Looking Information........................                         3
Risk Factors.........................................                         4
Selected Supplemental Consolidated
  Financial Data.....................................                        11
Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations..............................                        13
The Company..........................................                        26
Recent Events........................................                        27
Use of Proceeds......................................                        28
The Selling Stockholders.............................                        28
Plan of Distribution.................................                        29
Legal Matters........................................                        30
Experts..............................................                        30
Index to Supplemental Consolidated
  Financial Statements...............................                        F-1

================================================================================


                                SECURITY DYNAMICS
                               TECHNOLOGIES, INC.


                                 396,387 SHARES



                                  COMMON STOCK



                                 --------------

                                   PROSPECTUS

                                 --------------









                               _____________, 1997





================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

           SEC Registration Fee...................................  $  4,429.33
           Blue Sky Fees and Expenses.............................           --
           Accounting Fees and Expenses...........................   150,000.00
           Legal Fees and Expenses................................    15,000.00
           Miscellaneous..........................................     5,570.67
                                                                    -----------
                Total.............................................  $175,000.00
                                                                    ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article EIGHTH of the Registrant's Third Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

         Article NINTH of the Registrant's Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

         Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

         Article NINTH of the Registrant's Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

         Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.


ITEM 16.  EXHIBITS

        EXHIBIT
          NO.                           DESCRIPTION


         *4.1 Specimen Certificate for shares of Common Stock, $.01 par value per share, of the Registrant.

            5 Opinion of Hale and Dorr LLP with respect to the validity of the securities being offered.

         23.1          Consent of Hale and Dorr LLP (included in Exhibit 5).

         23.2          Consent of Deloitte & Touche LLP.

         23.3          Consent of Ernst & Young LLP, independent auditors.

           24          Powers of Attorney (included on page II-5).

           27          Financial Data Schedule.

---------------------

* Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (File No. 33-85606).

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bedford, Commonwealth of Massachusetts, on this 22nd day of August, 1997.



                                   SECURITY DYNAMICS TECHNOLOGIES, INC.

                                   By: /s/ Charles R. Stuckey, Jr.
                                      ---------------------------------------
                                             Charles R. Stuckey, Jr.
                                             Chairman of the Board, President
                                             and Chief Executive Officer



                        POWER OF ATTORNEY AND SIGNATURES

         We, the undersigned officers and directors of Security Dynamics Technologies, Inc., hereby severally constitute and appoint Charles R. Stuckey, Jr., Arthur W. Coviello, Jr. and Hal J. Leibowitz, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Security Dynamics Technologies, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                SIGNATURE                             TITLE                                           DATE

/s/ Charles R. Stuckey, Jr.                 Chairman of the Board, President and                      August 22, 1997
---------------------------                 Chief Executive Officer (Principal
Charles R. Stuckey, Jr.                     Executive Officer)


/s/ Arthur W. Coviello, Jr.                 Executive Vice President, Treasurer,                      August 22, 1997
---------------------------                 Chief Operating Officer and Chief
Arthur W. Coviello, Jr.                     Financial Officer (Principal Financial
                                            and Accounting Officer)


/s/ D. James Bidzos                                   Director                                        August 22, 1997
-------------------
D. James Bidzos


                                                      Director
----------------------
Richard L. Earnest


/s/ Joseph B. Lassiter, III                           Director                                        August 22, 1997
---------------------------
Joseph B. Lassiter, III


/s/ George M. Middlemas                               Director                                        August 22, 1997
-----------------------
George M. Middlemas


/s/ Marino R. Polestra                                Director                                        August 22, 1997
----------------------
Marino R. Polestra


/s/ Sanford M. Sherizen                               Director                                        August 22, 1997
-----------------------
Sanford M. Sherizen
